UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDEN TELECOM, INC.

(Name of Subject Company)

GOLDEN TELECOM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

Representation Office of Golden Teleservices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(011-7-495) 797-9300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patricia Moran Ann Beth Stebbins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is Golden Telecom, Inc., a Delaware corporation (the “Company” or “GTI”), and the address of the principal executive offices of the Company is Representation Office of Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114. The telephone number for the Company’s principal executive offices is (011-7-495) 797-9300.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the common stock, par value $0.01 per share (“Common Stock”), of the Company. As of January 15, 2008, 40,373,891 shares of Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer to Purchase

Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), is offering to purchase, at a price of $105.00 per share in cash without interest (the “Offer Price”) (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of Common Stock on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Common Stock is the only class of securities to which the Offer relates.

Merger Sub and Parent are wholly owned subsidiaries of Open Joint Stock Company “Vimpel-Communications,” an open joint stock company organized under the laws of the Russian Federation (“VimpelCom”). VimpelCom’s two largest shareholders are affiliates of the Company’s two largest shareholders. Eco Telecom Limited, the beneficial owner of approximately 37.0% of VimpelCom’s outstanding shares of common stock and 100% of VimpelCom’s voting preferred stock, which, together with the shares of common stock of VimpelCom, represents approximately 44.0% of VimpelCom’s total outstanding voting capital stock, and Sunbird Limited, the beneficial owner of approximately 26.6% of the Company’s outstanding shares of Common Stock, are each subsidiaries of Altimo Holdings and Investments Limited (“Altimo”) and members of the Alfa Group Consortium. Telenor East Invest AS (“Telenor East Invest”), the beneficial owner of approximately 33.6% of VimpelCom’s outstanding shares of common stock, and Nye Telenor East Invest AS, (“Nye Telenor”), the beneficial owner of approximately 18.3% of the Company’s outstanding shares of Common Stock, are each subsidiaries of Telenor ASA (“Telenor”). Information in this Statement regarding share ownership of VimpelCom is based on information reported in transaction statements filed on Schedule 13E-3, as amended, filed by each of Altimo and Telenor.

The Offer is being made by Merger Sub pursuant to an Agreement and Plan of Merger, dated as of December 21, 2007, among the Company, Parent and Merger Sub (as such may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Parent and Merger Sub have agreed to make the Offer on terms and subject to the conditions set forth in the Merger Agreement. Merger Sub’s obligation to purchase shares tendered in the Offer is subject to at least 63.3% of the Company’s outstanding shares of Common Stock being validly tendered into the Offer and not withdrawn and to certain other conditions set forth in the Offer to Purchase. The Merger Agreement further provides that, following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge (the “Merger”) with and into the Company and the Company will continue as the surviving corporation. At the effective time of the Merger, each share of Common Stock not tendered into the Offer that is issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Company or its subsidiaries or Parent or Merger Sub, all of which will be canceled without any payment therefor, and other than shares held by stockholders who are entitled to and who have properly demanded and perfected appraisal rights under the DGCL) will automatically be canceled and converted into the right to receive the Offer Price in cash.

The Offer and the Merger are expected to be financed by Merger Sub from (i) Merger Sub’s cash on hand at the time of execution of the Merger Agreement (including borrowed funds and $200.00 million on deposit in an escrow account and security account funded upon execution of the Merger Agreement) and (ii) a loan of up to $4.35 billion that VimpelCom will make available to Merger Sub prior to the time that any shares are accepted pursuant to the Offer. VimpelCom provided a commitment letter to Merger Sub at the time of execution of the Merger Agreement pursuant to which VimpelCom committed to provide $4.35 billion in funding to Merger Sub, subject to execution of definitive agreements and the receipt of necessary corporate approvals. In order to fund its commitment, VimpelCom has received a commitment letter and a term sheet with respect to $3.50 billion of financing from a syndicate of international banks, including ABN Amro Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited. See “The Solicitation or Recommendation — Background of the Offer and the Merger” and “Additional Information — Russian Corporate Approvals of VimpelCom’s Financing.”

A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007 and is incorporated herein by reference.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on February 15, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO filed with respect to the Offer by Merger Sub with the SEC on January 18, 2008, the name, business address and telephone number of Parent and Merger Sub is Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands. The telephone number at the principal office of Parent and Merger Sub is 011-31 20 540 5800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

Except as set forth in this Item 3, or as incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates.

Agreements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s two largest shareholders are affiliates of VimpelCom’s two largest shareholders:

•

Sunbird Limited (“Sunbird”), the beneficial owner of approximately 26.6% of the Company’s outstanding shares of Common Stock, and Eco Telecom Limited, the beneficial owner of approximately 37.0% of VimpelCom’s outstanding shares of common stock and 100% of VimpelCom’s voting preferred stock, which, together with the shares of common stock of VimpelCom, represents approximately 44% of VimpelCom’s total outstanding voting capital stock, are each subsidiaries of Altimo. In addition, four nominees of Eco Telecom currently serve on the Board of

Directors of VimpelCom (the “VimpelCom Board”), including two individuals who also serve on the Board of Directors of the Company (“the Company Board”).

•

Nye Telenor, the beneficial owner of approximately 18.3% of the Company’s outstanding shares of Common Stock, and Telenor East Invest, the beneficial owner of approximately 33.6% of VimpelCom’s outstanding shares of common stock, are each subsidiaries of Telenor. In addition, four nominees of Telenor East Invest (three of whom are employed by Telenor or one of its affiliates) currently serve on the VimpelCom Board, including one individual who also serves on the Company Board.

Due to the fact that affiliates of Sunbird Limited and Nye Telenor have substantial ownership interests in, and nominees who serve on, the VimpelCom Board, each of Sunbird Limited and Nye Telenor may be deemed to have certain interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally.

Certain directors of the Company employed by Altimo or Telenor or their affiliates and certain of those directors simultaneously serve on the VimpelCom Board.

•

Three members of the Company Board, Messrs. Alexey Reznikovich, Petr Aven and Oleg Malis, are employed by Altimo or its affiliates. Mr. Reznikovich is Chief Executive Officer and Mr. Malis is Senior Vice President of Altimo. Mr. Aven is President of Alfa Bank, a member of the Alfa Group Consortium. Messrs. Malis and Reznikovich serve simultaneously on the VimpelCom Board.

•

Two members of the Company Board, Messrs. Thor A. Halvorsen and Kjell Morten Johnsen, are employed by Telenor or its affiliates. Mr. Halvorsen is an Executive Vice President of Telenor and Mr. Johnsen is a Senior Vice President of Telenor Central & Eastern Europe, an affiliate of Telenor. Mr. Johnsen serves simultaneously on the VimpelCom Board.

The directors of the Company who are employed by Altimo, Telenor or their affiliates, including those who also serve as directors of VimpelCom, may be deemed to have certain interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in evaluating a potential transaction with VimpelCom. Accordingly, on May 17, 2007, the Company Board established a special independent committee of directors to consider any business combination transaction proposed by VimpelCom. The members of the special committee are Messrs. Vladimir Bulgak, Patrick Gallagher, David Herman and David Smyth, each of whom the Company Board determined has no interest in or affiliation with VimpelCom or other interest that would affect their ability to act independently for the purpose of considering a transaction with VimpelCom. Mr. Gallagher serves as Chairman of the special committee. The Company Board also authorized the special committee to retain, at the expense of the Company, legal, financial and other advisors or consultants to assist and advise the special committee in connection with the performance of its duties.

Upon acceptance for payment of any shares tendered pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Merger Sub will be entitled to designate all but one of the directors of the Company, and all of the directors of each subsidiary of the Company. The remaining director of the Company who will be one of the directors of the Company serving as a member of the special committee will be chosen in the following manner: the special committee of the Company will propose two directors as candidates and Parent will choose one of the two candidates. The remaining director will not be required to resign or be removed from the board until the effective time of the Merger.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” and “SPECIAL FACTORS — Interests of Altimo and Telenor in the Offer and the Merger” is incorporated by reference.

Certain Payments

Upon formation of the special committee, the Company Board did not approve any special compensation of members for service on the special committee; rather, the Company Board determined that compensation of the special committee members would be determined by the Company Board based upon the time and effort expended by the special committee members. The Company Board intended that such compensation would not be based upon the successful completion of a transaction, but upon the extent to which the special committee members performed additional services on behalf of the Company. The amount to be paid to members of the special committee is expected to be determined by the Company Board prior to completion of the Offer. Such determination will be made without regard to the success of the Offer. See “Solicitation or Recommendation — Background of the Offer and the Merger.”

Subject to the successful completion of the Offer, the Company also intends to pay special cash bonuses to approximately 25 eligible employees of the Company and its subsidiaries. Such bonuses will be paid in the discretion of the Chief Executive Officer of the Company. Pursuant to the terms of the Merger Agreement, the aggregate amount of the employee bonuses may not exceed $2.0 million, less the amount of all fees paid as remuneration to members of the special committee, without the prior written consent of VimpelCom.

Employment Agreements

The Company has employment agreements with each of its five executive officers. Each agreement provides, among other things, that in the event of the executive officer’s termination without cause, the executive officer will be entitled to receive certain compensation and benefits. In addition, Messrs. Jean-Pierre Vandromme, Alexander Vinogradov, Boris Svetlichny, and Kevin Cuffe have change of control provisions in their respective employment agreements which provide for additional payments upon a change of control. The employment agreements for Messrs. Vandromme, Svetlichny and Cuffe also provide that, in the event of a change of control, the Company will make a tax gross-up payment to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules.

The Company Board has determined that, in each case, the Merger will constitute a change of control thus entitling Messrs. Vandromme, Vinogradov, Svetlichny and Cuffe to receive certain change of control payments.

Mr. Vandromme’s Employment Agreement. Under Mr. Vandromme’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. In addition, upon a change of control, Mr. Vandromme would become 100% vested in any outstanding stock appreciation rights (“SARs”) granted pursuant to his employment agreement which were not previously vested (see below, “Treatment of Company Equity Awards in the Offer and Merger”). To the extent applicable, the Company also would make a tax gross-up payment to Mr. Vandromme to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision. If terminated without cause, Mr. Vandromme is entitled to cash severance equal to a pro rata share of his bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Vandromme would be entitled to receive additional compensation in a lump sum amount equal to nine months’ salary and continuation of benefits for six months. By an amendment agreement dated March 1, 2007, a portion of Mr. Vandromme’s salary was moved to an employment agreement between Mr. Vandromme and EDN Sovintel LLC (“Sovintel”), a wholly owned subsidiary of the Company.

Mr. Vinogradov’s Employment Agreement. Under Mr. Vinogradov’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary. If terminated without cause, Mr. Vinogradov is entitled to cash severance equal to a pro rata share of his bonus. Subject to the execution of a release of employment related claims, Mr. Vinogradov would be entitled to receive additional compensation equal to nine months’ salary and continuation of benefits for nine months.

Mr. Svetlichny’s Employment Agreement. Under Mr. Svetlichny’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. To the extent applicable, the Company also would make a tax gross-up payment to Mr. Svetlichny to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision. If terminated without cause, Mr. Svetlichny is entitled to cash severance equal to a pro rata share of his annual target bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Svetlichny would be entitled to receive additional compensation in the amount of nine months’ salary and continuation of benefits (or cost of continuation) for six months. By an amendment agreement dated March 1, 2007, a portion of Mr. Svetlichny’s salary was moved to an employment agreement between Mr. Svetlichny and Sovintel.

Mr. Cuffe’s Employment Agreement. Under Mr. Cuffe’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. To the extent applicable, the Company also would make a tax gross-up payment to Mr. Cuffe to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision. If terminated without cause, Mr. Cuffe is entitled to cash severance equal to a pro rata share of his annual target bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Cuffe would be entitled to receive additional compensation in the amount of nine months’ salary and continuation of benefits (or cost of continuation) for six months. By an amendment agreement dated April 1, 2007, a portion of Mr. Cuffe’s salary was moved to an employment agreement between Mr. Cuffe and Sovintel.

Mr. Wilson’s Employment Agreement. Under Mr. Wilson’s employment agreement, if terminated without cause, he is entitled to cash severance equal to a pro rata share of his annual target bonus. Subject to the execution of a release of employment related claims, Mr. Wilson would be entitled to receive additional compensation in the amount of six months’ salary and continuation of benefits for six months. Mr. Wilson does not have a change of control provision in his employment agreement. By an amendment agreement dated March 1, 2007, a portion of Mr. Wilson’s salary was moved to an employment agreement between Mr. Wilson and Sovintel.

Potential Payments Upon Termination or Change of Control. The following table sets forth the value of cash compensation and other benefits that would become payable to the executive officers of the Company assuming a change of control and termination of employment without cause on March 15, 2008, given the executive officers’ compensation and service levels as of such date. See below, “Treatment of Company Equity Awards in the Offer and Merger” for the treatment of equity awards upon a change of control.

Name	Change of Control Cash Payment	Severance Upon Termination Without Cause (1)
	$	$
Jean-Pierre Vandromme	1,304,167	554,167
Alexander Vinogradov	1,008,000	403,000
Boris Svetlichny	762,234	309,422
Kevin Cuffe	662,813	269,063
Michael Wilson	—	231,668

(1)	Reflects the amount of severance payable assuming termination of their respective employment agreements without cause, including the following amounts which are conditioned upon the execution of the releases referenced above: Mr. Vandromme, $450,000; Mr. Vinogradov, $378,000; Mr. Svetlichny, $271,688; Mr. Cuffe, $236,250; and Mr. Wilson, $211,140.

Effect of the Offer on Employee Benefits

In the Merger Agreement, Parent and Merger Sub have agreed that for a one-year period commencing on the effective date of the Merger, Parent will cause the surviving corporation to maintain for the individuals employed by the Company at the effective time of the Merger (“Current Employees”) compensation and benefits that are at least as favorable in the aggregate to the compensation and benefits currently maintained for and provided to Current Employees (excluding equity-based compensation). Services rendered by Current Employees to the Company prior to the effective time of the Merger will be taken into account by Parent and the surviving corporation in the same manner as such services were taken into account by the Company for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance if required by applicable Law, under employee benefit plans of Parent and the surviving corporation.

In addition, the Merger Agreement provides that the surviving corporation will use reasonable efforts to ensure that the Current Employees will not be subject to any pre-existing condition limitation under any health employee benefit plan of Parent or the surviving corporation for any condition for which they would have been entitled to coverage under a plan of the Company in which they participated prior to the effective time of the Merger.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or limit the right of Parent, the surviving corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2007 and is incorporated herein by reference.

Treatment of Company Equity Awards in the Offer and Merger

The Merger Agreement provides that as of the effective time of the Merger, each stock option, stock appreciation right or other equity award (other than restricted shares) held by any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries (“Company Employee”) under any benefit plan of the Company (“Company Equity Award”) which is vested and outstanding as of immediately prior to the effective time of the Merger (“Vested Company Equity Award”) will be converted into the right to receive an amount in cash equal to the product of (i) the number of shares of common stock subject to such Vested Company Equity Award multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise or the strike price of the Vested Company Equity Award without interest, except that with respect to any stock appreciation right that has been frozen by the Company prior to the effective time of the Merger, the Offer Price will be deemed to be $53.80. Vested Company Equity Awards having an exercise or strike price per share equal to or greater than the Offer Price will, at the effective time of the Merger, be cancelled without payment.

In addition, the Merger Agreement provides that as of the effective time of the Merger, each Company Equity Award which is unvested and outstanding as of immediately prior to the effective time of the Merger (“Unvested Company Equity Award”) will be converted into the right to receive an amount in cash on each of the applicable vesting dates equal to the product of (i) the number of shares of common stock subject to the portion of such Unvested Company Equity Award which becomes vested on such date multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise or the strike price of such Unvested Company Equity Award (as adjusted in accordance with the terms of the award), except that with respect to any stock appreciation right that has been frozen by the Company prior to the effective time of the Merger, the Offer Price will be deemed to be $53.80. Unvested Company Equity Awards having an exercise or strike price per share equal to or greater than the Offer Price will, at the effective time of the Merger, be cancelled without payment.

The Merger Agreement further provides that certain restricted shares granted to Company Employees and Company directors and outstanding immediately prior to the effective time of the Merger will vest and become free of restrictions as of the effective time of the Merger and be converted into the right to receive an amount in cash equal to the Offer Price.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2007 and is incorporated herein by reference.

The following tables set forth the value of Vested Company Equity Awards, Company Equity Awards and Company restricted shares (as such term is defined in the Merger Agreement) that (x) will be converted into the right to receive an amount in cash as described above, and (y) will accelerate and become exercisable upon a change of control of the Company (assuming a March 15, 2008 change of control date) as determined by the Company Board and, in the case of Company restricted shares, will accelerate and become fully vested pursuant to the terms of the Merger Agreement.

Non-Employee Directors

Name	Vested Company Equity Awards	Company Restricted Shares That Accelerate Pursuant to the Merger Agreement	Total
	$	$	$
Petr Aven	85,155	71,400	156,555
Alexey Reznikovich	—	71,400	71,400
Oleg Malis	85,155	71,400	156,555
Kjell Morten Johnsen	85,155	71,400	156,555
Thor Halvorsen	—	71,400	71,400
David Smyth	113,505	71,400	184,905
David Herman	113,505	71,400	184,905
Patrick Gallagher	113,505	71,400	184,905
Vladimir Bulgak	113,505	71,400	184,905

Executive Officers

Name	Vested Company Equity Awards	Company Equity Awards That Accelerate Upon a Change of Control	Total
	$	$	$
Jean-Pierre Vandromme	13,687,501	5,011,283	18,698,784
Alexander Vinogradov	—	—	—
Boris Svetlichny	—	—	—
Kevin Cuffe	—	—	—
Michael Wilson	—	—	—

Effect of the Offer and Merger on Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that, from and after the acceptance for payment of any shares pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer (the “Director Effective Time”), the Company (and following the consummation of the Merger, the surviving corporation) shall:

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to the greatest extent permitted by law, indemnify and hold harmless and comply with all of the Company’s and its respective subsidiaries’ obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors of the Company and its subsidiaries, against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the date of acceptance of shares in the Offer, to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement, and (ii) such persons against any and all of such damages arising out of acts or omissions in connection with such persons serving as an officer or director of the Company; and

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for a period of six years after the Director Effective Time, cause to be maintained in effect the current policies of officers’ and directors’ liability insurance maintained on the date of the Merger Agreement by the Company and its respective subsidiaries. Under the terms of the Merger Agreement, the surviving corporation may, and in the event of the cancellation or termination of such policies it must, substitute therefor policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons in respect of claims arising from facts or events that existed or occurred prior to or at the Director Effective Time under the policies in effect on the date of the Merger Agreement. Under the terms of the Merger Agreement, the Company or the surviving corporation is only required, however, to expend up to 300% of the annual premium currently paid by the Company under the policies in effect on the date of the Merger Agreement. In lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage that provides coverage not materially less favorable than the coverage described above, provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Director Effective Time.

Merger Sub has further agreed that for a six-year period commencing with the effective time of the Merger, the surviving corporation’s certificate of incorporation and bylaws shall contain exculpation and indemnification provisions for the Company’s directors and executive officers that are no less favorable than provided in the Company’s certificate of incorporation and bylaws as of the date of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2007 and is incorporated herein by reference.

Transactions with Related Persons

Mr. Reznikovich is Chief Executive Officer and Mr. Malis is Senior Vice President of Altimo, which beneficially owns approximately 26.6% of the outstanding shares of Common Stock. In the past, companies in the Alfa Group Consortium have provided investment banking, corporate finance and consulting services to the Company. On September 7, 2007, the Company’s subsidiary, Sovintel, entered into an agreement for provision of consulting services with Altimo with a value of up to $2.0 million, excluding Russian value added taxes. The aggregate amount of remuneration paid for services during 2007 under this agreement was $2.0 million.

On September 1, 2006, Sovintel entered a two-year agreement with a company in the Alfa Group Consortium to provide Sovintel with property and liability insurance. The aggregate amount of remuneration paid for services during 2007 under this agreement was $0.3 million. In 2007, a Company subsidiary, Dicom LLC, entered a similar agreement for property and liability insurance with a company in the Alfa Group Consortium. The aggregate amount of remuneration paid for services during 2007 under this agreement was $0.1 million.

Mr. Halvorsen is an Executive Vice President of Telenor, which beneficially owned approximately 18.3% of the outstanding shares of Common Stock as of January 15, 2008, and Mr. Johnsen is Head of Telenor Russia and a Senior Vice President of Telenor Central & Eastern Europe which is an affiliate of Telenor. The Company has also entered into commercial arrangements in the ordinary course of business with affiliates of Altimo, Telenor and OAO Rostelecom (“Rostelecom”). Rostelecom beneficially owned approximately 10.9% of the outstanding shares of Common Stock as of January 15, 2008. In the regular course of business, the Company enters into infrastructure, settlement and other operational contracts with Rostelecom. During the period from January 1,

2007 through September 30, 2007, the Company incurred costs from Rostelecom and Telenor under such contracts of approximately $31.9 million and $0.2 million, respectively. The Company believes that the arrangements with these companies have been conducted on commercially reasonable terms.

The Company maintains bank accounts with Alfa Bank, an affiliate of Altimo, which acts as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2007.

The Company maintains bank accounts with International Moscow Bank. The spouse of the Company’s President was a member of the Executive Board of Directors of International Moscow Bank until October 1, 2007. The amount on deposit was approximately $7.4 million at December 31, 2007.

Mr. Malis’s brother is the General Director of ZAO Cortec and various subsidiaries (together, “Corbina Telecom”). The Company acquired a 51% ownership interest in ZAO Cortec on May 28, 2007. Prior to the acquisition, the Company received revenues and incurred costs from Corbina Telecom.

Shareholders Agreement

On December 1, 2003, subsidiaries of the Company completed the purchase of OAO Comincom from Nye Telenor. As a result of the transaction, Nye Telenor, an affiliate of Telenor, acquired approximately 19.5% of the Company’s then issued and outstanding shares of Common Stock. Also in connection with the transaction, the Company and certain significant shareholders of the Company entered into a shareholders agreement dated as of August 19, 2003 (the “Shareholders Agreement”) which became effective upon the closing of the transaction. The original parties to the Shareholders Agreement were the Company, Altimo (then known as Alfa Telecom Limited (“Alfa”)), Nye Telenor, Rostelecom, Capital International Global Emerging Markets Private Equity Fund L.P. (“Capital”), Cavendish Nominees Limited and First NIS Regional Fund SICAV (together with Cavendish Nominees Limited, “Barings”). Upon the acquisition by Sunbird from Altimo of the Common Stock in the Company currently held by Sunbird, Sunbird executed an endorsement agreeing to be bound by the terms of the Shareholders Agreement.

The Shareholders Agreement places limitations on the ability of a shareholder who is a party thereto, together with any of its affiliates, to acquire, individually or together with its affiliates, beneficial ownership of fifty percent (50%) or more of the issued and outstanding shares of the Common Stock, other than pursuant to a “Tender Offer” as defined in the Shareholders Agreement. For purposes of the Shareholders Agreement, a “Tender Offer” is defined as an offer made by a shareholder who is a party to the agreement or any of its affiliates to purchase any and all of the issued and outstanding shares of the Company, which (subject to certain limitations in the event of competing tender offers) is accepted by stockholders holding a simple majority of the issued and outstanding shares of Common Stock, excluding any shares of Common Stock held by such shareholder and its affiliates.

Except with respect to Tender Offers (as defined in the Shareholders Agreement), the Shareholders Agreement restricts shareholders who are parties thereto and their affiliates from engaging in business combinations with the Company without the prior approval of the Company Board, including the affirmative vote of a majority of disinterested directors.

The Shareholders Agreement further provides that, except with respect to Tender Offers (as defined in the Shareholders Agreement), non-directed sales of shares effected through certain stock exchanges or public offerings and transfers to controlled affiliates, until December 1, 2008, a party to the Shareholders Agreement who holds at least ten percent of the outstanding shares of Common Stock wishing to transfer any shares of Common Stock is required first to give notice to Altimo, Nye Telenor, and Rostelecom, each of which has 30 days to offer to purchase for cash all (but not less than all) of the offered shares of Common Stock. If the offer is the same or higher than the price set forth in the notice, then the transferor is obligated to transfer shares of Common Stock to the offeror. Altimo has agreed to certain additional restrictions on transfers by it.

Under the Shareholders Agreement, each party thereto has agreed to certain rights, conditions and limitations with respect to any direct or indirect sale, exchange, transfer, pledge, assignment, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other agreement in respect of the Company, its management or any shares of Common Stock or other capital stock of the Company.

The Shareholders Agreement also affords the parties thereto preemptive rights with respect to issuances of securities, including Common Stock, by the Company, so that their respective percentage ownership may be maintained.

The Shareholders Agreement terminates automatically at the earlier of the date on which all parties thereto agree to terminate the agreement or the date on which any person, individually or collectively with its affiliates, owns more than fifty percent of the issued and outstanding Common Stock. If a party to the Shareholders Agreement who at any time owned at least 3% of the Common Stock ceases to own at least 3% of the Common Stock, such shareholder automatically ceases to be a party to the Shareholders Agreement.

The information in the Offer to Purchase under the caption “SPECIAL FACTORS — Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company — (c) Agreements involving the Company’s Securities — Shareholders Agreement” is incorporated by reference.

A copy of the Shareholders Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Registration Rights Agreements

The Company is party to a Registration Rights Agreement dated as of August 19, 2003 among the Company, Altimo (then known as Alfa Telecom Limited), Nye Telenor, Rostelecom, Capital and Barings. Under this Registration Rights Agreement, each of Altimo, Telenor, Rostelecom and Barings has the right to request in writing that the Company effect a registration under the Securities Act of 1933, as amended, to all or part of the registrable Company securities held by such party. Each of Altimo, Telenor and Rostelecom is entitled to two demand registrations. Each of Barings and Capital is entitled to one demand registration.

The Company is party to a registration rights agreement dated February 22, 2007 with Inure Enterprises Ltd. (“Inure”). Under this registration rights agreement, Inure has the right to request in writing that the Company effect a registration under the Securities Act of 1933, as amended, to all or part (over 1,000,000) of the registrable Company securities held by Inure. Inure is entitled to two demand registrations.

Agreements between the Company and Parent and Merger Sub and their Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Parent or Merger Sub and their affiliates.

The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS — Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated by reference.

Confidentiality Agreements

On February 7, 2007, the Company and VimpelCom entered into a confidentiality agreement (the “First Confidentiality Agreement”) in connection with discussions among the parties regarding the potential coordination of business activities, including networks and sales operations, and commercial opportunities of mutual interest (“Commercial Transactions”). The First Confidentiality Agreement was superseded by a confidentiality agreement between the Company and VimpelCom dated October 15, 2007 (the “Second Confidentiality Agreement”) which was entered into in connection with the exploration by the parties of a business combination transaction.

Under the First Confidentiality Agreement, as a condition to being furnished confidential information of the other party, each of the Company and VimpelCom agreed, among other things, to hold in strict confidence such confidential information and to use it only in connection with evaluating Commercial Transactions.

Under the Second Confidentiality Agreement, as a condition to being furnished confidential information of the other party, each of VimpelCom and the Company agreed, among other things, to keep such information confidential and to use it only in connection with evaluating a potential transaction between the Company and VimpelCom.

In addition, the parties agreed that for one year from the date of the Second Confidentiality Agreement, subject to certain exceptions, the parties would not offer to hire or hire any person currently or formally employed by the other party directly or indirectly, solicit for employment or hire any executive, officer or senior management employee of the other party or subsidiary thereof.

Both parties also agreed that, for a period of eighteen months after the date of the Second Confidentiality Agreement, the parties and their controlled affiliates would not, directly or indirectly, acquire or propose to acquire any securities of the other party, participate in any solicitation of proxies to vote any securities of the other party, make any public announcement or submit any proposal or offer for any extraordinary transactions involving control.

The foregoing summary is qualified in its entirety by reference to the First Confidentiality Agreement and the Second Confidentiality Agreement, which are filed as Exhibits (e)(4) and (e)(5), respectively, hereto and incorporated herein by reference.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in the Offer to Purchase under the caption “SPECIAL FACTORS — The Merger Agreement” and the description of the conditions of the Offer set forth in the Offer to Purchase under the caption “THE TENDER OFFER — 11. Certain Conditions to the Offer” are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2007 and is incorporated herein by reference.

The Account Control Agreement

The summary of the material terms of the Account Control Agreement is set forth in the Offer to Purchase under the caption “SPECIAL FACTORS — Account Control Agreement and Security Agreement” and is incorporated by reference herein. The summary of the Account Control Agreement is qualified in its entirety by reference to the Account Control Agreement, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

The Security Agreement

The summary of the material terms of the Security Agreement is set forth in the Offer to Purchase under the caption “SPECIAL FACTORS — Account Control Agreement and the Security Agreement” and is incorporated by reference herein. The summary of the Security Agreement is qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

The Escrow Agreement

The summary of the material terms of the Escrow Agreement is set forth in the Offer to Purchase under the caption “SPECIAL FACTORS — The Escrow Agreement” and is incorporated by reference herein. The summary of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Agreements with VimpelCom

Historically, VimpelCom and Sovintel, a subsidiary of the Company, have entered into a number of commercial agreements in the ordinary course of business, including agreements for the provision of services for interconnect, traffic transit, common construction of an inter-city fiber optic link in the regions of Russia, and the right to use certain federal telephone numbers and certain services associated with such use. In 2006 and 2007, VimpelCom paid Sovintel approximately $22.0 million and $58.2 million, respectively, under these agreements. In 2007, Sovintel paid VimpelCom approximately $29.9 million under these agreements.

In December 2006, VimpelCom entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years, and the total amount to be paid by VimpelCom to Sovintel during the term of these agreements is approximately $51.1 million.

Agreements with Altimo and Telenor

Information regarding contracts with Altimo and Telenor is set forth above under “Agreements with Current Executive Officers, Directors and Affiliates of the Company” and in the Offer to Purchase under the captions “SPECIAL FACTORS — Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company — Transactions with Related Persons — Agreements with Alfa Group” and is incorporated by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Special Committee

On May 17, 2007, the Company Board formed a special committee of independent directors to consider any potential business combination between the Company and VimpelCom. The special committee consists of Messrs. Bulgak, Gallagher, Herman and Smyth, each of whom the Company Board determined is a disinterested director with respect to a possible transaction between the Company and VimpelCom. The special committee engaged Credit Suisse Securities (USA) LLC (referred to herein as “Credit Suisse”) as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP (referred to herein as “Skadden”) as its legal counsel.

At a meeting held on December 20, 2007, the special committee, taking into account the factors described below, among other actions, unanimously:

•

determined, and unanimously recommended to the Company Board that it determine, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company unaffiliated with Parent; and

•

recommended, and unanimously recommended to the Company Board that it recommend, to the Company’s stockholders that they accept the Offer, tender their shares to Merger Sub pursuant to the Offer and, if required to consummate the Merger under Delaware law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Company Board

At a meeting held on December 20, 2007, the Company Board, based upon the unanimous recommendation of the special committee and taking into account the factors described below, among other actions, unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company unaffiliated with Parent; and

•

recommended to the Company’s stockholders that they accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the Offer and, if such vote is required to consummate the Merger under Delaware law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Accordingly, the special committee and the Company Board each unanimously recommends that the holders of shares of Common Stock accept the Offer and tender their shares of Common Stock into the Offer.

(b) Background of the Transaction.

Background of the Offer and the Merger

The Company and VimpelCom are both participants in the Russian telecommunications industry. The Company routinely evaluates business opportunities in the Russian telecommunications industry as part of its ongoing evaluation of developments in the marketplace, and participates in discussions with third parties regarding possible strategic initiatives. On February 5, 2007, Mr. Alexander Izosimov, Chief Executive Officer of VimpelCom, met with Mr. Jean-Pierre Vandromme, Chief Executive Officer of the Company, and began discussing various ways in which the two companies could work together, including opportunities relating to networks, long distance services and cross selling of services. In furtherance of these discussions, the Company and VimpelCom entered into the First Confidentiality Agreement on February 7, 2007, and subsequently exchanged certain non-public information with respect to commercial opportunities of mutual interest. Discussions between senior management of the Company and VimpelCom regarding mutually beneficial commercial opportunities continued through the end of 2007.

In late April 2007, Mr. Izosimov met with Mr. Vandromme and suggested that the two companies explore a business combination in which VimpelCom would acquire 100% of the Company. The Company consulted with representatives of Chadbourne & Parke LLP, counsel to the Company (referred to herein as “Chadbourne”), with respect to the conflicts of interest that might be present in a business combination transaction between the Company and VimpelCom. See “Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons.” The Company Board met on May 17, 2007, and Mr. Vandromme advised the Company Board of his conversation with Mr. Izosimov and the advice the Company received from Chadbourne. Due to the potential conflicts of interest of directors affiliated with Altimo and Telenor, the Company Board determined that a special committee of independent directors be formed to consider any potential business combination between VimpelCom and the Company. The Company Board determined that Messrs. Vladimir Bulgak, Patrick Gallagher, David Herman and David Smyth, each of whom the Company Board determined was disinterested with respect to a possible transaction with VimpelCom, should serve on the special committee. Upon formation of the special committee, the Company Board did not approve any special compensation of members for service on the special committee; rather, the Company Board determined that compensation of the special committee members would be determined by the Company Board based upon the time and effort expended by the special committee members. The Company Board intended that such compensation would not be based upon the successful completion of a transaction, but upon the extent to which the special committee members performed additional services on behalf the Company. See “Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons.”

In late June, the special committee retained Skadden as its legal counsel.

The Company Board met on June 28, 2007 for the purpose of defining and clarifying the scope of the special committee’s authority. Following the meeting, on July 25, 2007, the Company Board adopted resolutions vesting the special committee with the full power of the Company Board to, among other things, (a) take, or cause to be taken, any and all action it deems necessary or appropriate to independently review, evaluate and reach a determination with respect to any potential transaction, including, without limitation, consideration of any alternatives to a potential transaction with VimpelCom; (b) enter into and, along with the Chief Executive

Officer and other appropriate executive officers of the Company and the special committee’s advisors, pursue negotiations with respect to the terms of a potential transaction with VimpelCom and matters incidental thereto, including negotiating, on behalf of the Company, definitive transaction agreement(s) relating to a potential transaction with VimpelCom; and (c) make a final recommendation to the Company Board with respect to whether a potential transaction with VimpelCom is fair to the Company’s stockholders, whether the Company should enter into a potential transaction with VimpelCom and, if applicable, whether the Company Board should make any recommendation to the Company’s stockholders with respect to a tender offer made in connection with a potential transaction with VimpelCom. The Company Board also authorized the special committee’s retention of independent legal and financial advisors. Moreover, the resolutions specifically stated the Company Board would not approve or recommend to stockholders any transaction that had not been approved by the special committee. The Company Board also formally appointed Mr. Gallagher as Chairman of the special committee.

The special committee interviewed a number of investment banking firms for the purpose of retaining a financial advisor. In July 2007, the special committee engaged Credit Suisse as its financial advisor.

On July 3, 2007, Mr. Vandromme and Mr. Izosimov met in Moscow. At that meeting, Mr. Izosimov presented to Mr. Vandromme a summary term sheet for a potential business combination transaction. The summary term sheet broadly outlined a transaction pursuant to which VimpelCom would acquire all outstanding shares of the Company’s Common Stock through an all-cash tender offer by a newly formed Delaware merger subsidiary of VimpelCom, followed by a back-end merger of such subsidiary with the Company. The summary term sheet indicated that the offer would be fully funded by VimpelCom through cash and committed new and existing bank facilities. The summary term sheet did not specify an offer price or other material terms and noted that the proposal was subject to the completion of satisfactory due diligence by VimpelCom and the negotiation of mutually satisfactory documentation.

On July 6, 2007, the special committee held an organizational call, with Mr. Vandromme and certain other members of management and representatives of Chadbourne, Skadden and Credit Suisse. Among other matters, the participants reviewed the status of the overture received from VimpelCom, as well as the implications of a recent article in the Russian press suggesting that VimpelCom was in talks with Altimo and Telenor to buy their stakes in the Company.

On July 10, 2007, Mr. Vandromme and other Company representatives met in London with representatives of Credit Suisse. Mr. Vandromme provided an overview of the Company’s financial results, business strategy, and possible synergies with VimpelCom.

The special committee met in Moscow on July 19, 2007, with representatives of Skadden and Credit Suisse, for the purpose of reviewing the summary term sheet and discussing various matters relating to a potential transaction. Among other matters addressed by the participants, Credit Suisse discussed its meetings with Company management and its anticipated approach to valuation and also reviewed with the special committee the stock trading performance of the Company, VimpelCom and certain other companies and certain financial considerations with respect to the Company. At the conclusion of the meeting, the special committee determined that Mr. Vandromme should communicate to VimpelCom that the special committee would not be responding to the summary term sheet and would not authorize the Company’s representatives to engage with VimpelCom and its representatives unless a more detailed proposal, including an acceptable valuation range, was submitted with the endorsement of the VimpelCom Board.

A telephonic meeting of the special committee was held on August 2, 2007, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. The special committee and its advisors further discussed the proposed transaction, recent developments, other entities that might be interested in acquiring the Company and the implications of the Company’s stock ownership structure.

In early August, Mr. Vandromme communicated to Mr. Izosimov the position of the special committee that it would not be responding to the summary term sheet and would not authorize the Company’s representatives to engage with VimpelCom and its representatives unless a more detailed proposal, including an acceptable valuation range, was submitted to the Company with the endorsement of the VimpelCom Board. Mr. Vandromme recommended that VimpelCom formalize its proposal in writing if it wished for the special committee to give the proposal more detailed consideration.

On August 23, 2007, Mr. Izosimov sent a letter to Mr. Vandromme proposing that VimpelCom and the Company commence formal discussions of an acquisition of the Company by VimpelCom pursuant to a two-step transaction as outlined in the July summary term sheet. The letter did not include an indicative offer price or valuation range. In the letter, VimpelCom requested access to due diligence materials and Company management in order to establish an offer price. Mr. Izosimov’s letter indicated that VimpelCom had engaged UBS Limited (referred to herein as “UBS”) as its financial advisor, and Akin Gump Strauss Hauer & Feld LLP (referred to herein as “Akin”), as its legal counsel, in connection with the proposed transaction.

Upon receiving Mr. Izosimov’s August 23, 2007 letter, Mr. Vandromme forwarded it to the special committee, which met telephonically on August 24, 2007, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating, to consider Mr. Izosimov’s letter and VimpelCom’s request to commence due diligence. The special committee considered, among other matters, the absence of an indicative offer price in the letter, as well as the completion uncertainty associated with the legal and structural aspects of the proposed transaction. The special committee noted that the Company was not seeking to be acquired and had confidence in its business plan and growth potential. Nevertheless, if VimpelCom was able to clarify its proposal, the special committee would consider whether it could lead to a transaction that would be in the best interests of the Company’s unaffiliated stockholders. The special committee directed Credit Suisse to communicate this position to UBS and to inform UBS that VimpelCom would not be given access to confidential information of the Company unless VimpelCom first specified an indicative offer price that reflected the full value and potential of the Company and amended the structural terms of its proposal to address the special committee’s concerns with respect to the completion risk. Furthermore, although the Company and VimpelCom had entered into a confidentiality agreement in February 2007 in connection with their consideration of mutually beneficial commercial opportunities, the special committee noted that the existing confidentiality agreement did not include a “standstill” provision and, accordingly, was inappropriate in the context of a business combination transaction of the type proposed by VimpelCom. The special committee determined that VimpelCom would not be given access to confidential information about the Company unless VimpelCom entered into a new confidentiality agreement containing a “standstill” provision. The special committee directed Skadden to convey the special committee’s positions to Akin, discuss with Akin the structural and legal aspects of the proposed transaction, including the required Russian, Delaware and antitrust approvals, and confirm that the proposal by VimpelCom had the support of VimpelCom’s independent directors.

Following the August 24, 2007 special committee meeting, Skadden contacted Akin to discuss the structural aspects of VimpelCom’s proposal and, in particular, the relevant provisions of the Company’s Shareholders Agreement and required approvals under Russian, Delaware and applicable antitrust law. Skadden also conveyed to Akin that the special committee was unwilling to make any non-public information available to VimpelCom unless VimpelCom first specified an indicative offer price in a range deemed appropriate by the special committee. Skadden further informed Akin that the special committee would require VimpelCom to sign a new confidentiality agreement with a standstill provision as a condition to obtaining access to non-public information and Company management. Skadden and Akin also discussed the internal process implemented by VimpelCom in connection with its consideration of a transaction with the Company, and Akin advised Skadden that VimpelCom’s evaluation of a potential transaction was being overseen by VimpelCom’s independent directors. Skadden and Akin agreed that they would revert to their respective clients regarding the matters that had been discussed.

On August 30, 2007, the special committee met telephonically, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. Representatives of Skadden updated the committee on its discussions with Akin and reviewed certain other matters. Credit Suisse orally updated the special committee on its financial review. The special committee directed Skadden to reiterate to Akin that no non-public information with respect to the Company would be made available to VimpelCom until VimpelCom specified an indicative offer price that reflected the full value and potential of the Company and directed Credit Suisse to deliver the same message to UBS and have further discussions in respect of valuation. Shortly thereafter, UBS communicated verbally to Credit Suisse that VimpelCom would be willing to pay $80.00 in cash per share of Common Stock. UBS indicated that the $80.00 offer price was based on publicly available information about the Company without the benefit of due diligence.

On September 7, 2007, the special committee met telephonically, with representatives of Skadden and Credit Suisse participating. Credit Suisse updated the special committee on its discussions with UBS and Skadden provided updates to the special committee on its discussions with Akin.

On September 12, 2007, the special committee met in London, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. The special committee discussed VimpelCom’s proposed offer price of $80.00, and determined that such offer price did not reflect the full value and potential of the Company, and, accordingly, was an insufficient basis for the commencement of due diligence and should be rejected. The special committee agreed to respond to VimpelCom in writing. On September 18, 2007, at the direction of the special committee, Mr. Vandromme sent a letter to Mr. Izosimov reiterating the special committee’s belief that VimpelCom’s proposal was not sufficiently attractive to enter into formal discussions. The letter further stated:

The Special Committee nevertheless is prepared to give further consideration to a revised Proposal if you are able to refine your analysis and submit a revised Proposal that, in the opinion of the Special Committee, could lead to a value maximizing transaction for our shareholders. Among other matters, such revised Proposal would need to demonstrate an appropriate valuation of the business based, at this stage, on the public information available to you, thereby offering significantly greater value for our shareholders, as well as a transaction structure that appropriately addresses the various legal issues and corporate approvals that would apply to the transaction. We would want to know as well that any revised Proposal continued to have the support of the VimpelCom Board.

Following delivery of the letter and at the direction of the special committee, Credit Suisse reiterated to UBS that the special committee had rejected VimpelCom’s $80.00 indicative offer price and would not authorize access to the Company’s management team or non-public information, but that Credit Suisse was authorized to further engage in valuation discussions. Throughout the remainder of September and early October 2007, Skadden continued to engage in discussions with Akin with respect to the structural and legal aspects of any transaction and, in particular, the shareholder approvals that VimpelCom might be required to obtain under Russian law in connection with a transaction. Akin described to Skadden VimpelCom’s proposed structure in which a non-Russian subsidiary of VimpelCom would be the parent entity of a newly formed Delaware subsidiary that would make an offer to purchase all of the outstanding shares of the Company. Such subsidiaries, and not VimpelCom, would be parties to the Merger Agreement with the Company. The offer would be financed through a loan from VimpelCom to the indirect Delaware subsidiary. Akin also communicated that, in VimpelCom’s view, the transaction structure as so proposed was not expected to be subject to the approval of VimpelCom’s shareholders under Russian law applicable to related party transactions.

On September 27, 2007, the special committee met telephonically and received updates from Skadden and Credit Suisse. The special committee directed Credit Suisse to reiterate to UBS that VimpelCom would need to propose a higher indicative offer price as a precondition to receiving access to due diligence materials and the Company’s management. The special committee discussed the transaction structure proposed by VimpelCom, and determined that the structure could be acceptable if the acquisition subsidiary was adequately capitalized and appropriate reverse termination fees were included in the draft merger agreement.

On September 28, 2007, UBS contacted Credit Suisse and informed Credit Suisse that VimpelCom’s committee of independent directors had authorized UBS to communicate to Credit Suisse that VimpelCom had refined its views on valuation and would be willing to pay in the range of $80.00 to $95.00 in cash per outstanding share of Common Stock. On October 1, 2007, the special committee met telephonically, with representatives of Skadden and Credit Suisse participating. Credit Suisse reported VimpelCom’s revised indicative price range to the special committee. The special committee determined that the upper end of the revised price range was sufficiently attractive in relation to a potential value maximizing transaction for the Company’s shareholders and that it presented a reasonable basis to permit VimpelCom to commence a review of non-public information, provided that VimpelCom first agreed to enter into a new confidentiality agreement with a “standstill” provision. The special committee instructed Mr. Vandromme to respond in writing to VimpelCom that the special committee regarded the upper end of VimpelCom’s revised price range sufficient solely as a basis to provide access to information that could lead to a higher valuation, and would require a price that reflected the full value and potential of the Company before it would recommend a transaction to the Company’s stockholders. Mr. Vandromme communicated this message to Mr. Izosimov by letter dated October 4.

On October 3, 2007, the Company Board met at a regularly scheduled meeting. At the meeting, the Company Board reviewed the Company’s five-year business plan, as had been developed by the Company’s management, and reviewed by the executive committee of the Company Board, including the five-year budget summarized under “Additional Information — Certain Projected Financial Information” below. The Company Board determined that, in light of the potential transaction with VimpelCom, the five-year business plan should be subject to the review and approval of the special committee. Following the Company Board meeting, the special committee met with Mr. Vandromme to review and consider the five-year business plan. Following such review and discussion with Mr. Vandromme, the special committee approved the five-year business plan.

On October 10, 2007, the special committee met telephonically, with Skadden and Credit Suisse participating, to receive updates on the discussions with Akin and UBS, and to address certain issues that had arisen in the negotiation of the new confidentiality agreement. The special committee also discussed the viability of soliciting alternative proposals for the Company prior to signing a merger agreement to ascertain whether there were any third parties that were interested in acquiring the Company at a higher price than had been proposed by VimpelCom, particularly in light of the substantial share ownership in the Company of Altimo and Telenor and the fact that the Shareholders Agreement has the effect of restricting the Company’s ability to engage in certain business combination transactions. See “Past Contacts, Transactions, Negotiations and Agreements — Agreements between the Company and Parent, Merger Sub and their Affiliates — Shareholders Agreement.” The special committee determined that, at the appropriate time, discussions could be held with Altimo and Telenor to determine their willingness to support a transaction with a party other than VimpelCom at a higher price.

On October 15, 2007, the Company and VimpelCom entered into the Second Confidentiality Agreement which included a standstill provision and superseded the First Confidentiality Agreement. See “Past Contracts, Transactions, Negotiations and Assessments — Agreements between the Company and Parent, Merger Sub and their Affiliates — Confidentiality Agreements.” During the period from execution of the Second Confidentiality Agreement until early December 2007, VimpelCom and its representatives reviewed non-public information with respect to the Company, including the five-year budget summarized under “Additional Information — Certain Projected Financial Information” below, and was provided access to the Company’s management for due diligence purposes.

On October 24, 2007, Mr. Herman, a member of the special committee, received a call from Mr. Aven, a director of the Company and the President of Alfa Bank. Mr. Aven inquired as to the status and timing of the potential transaction and indicated that Altimo was generally supportive of a business combination transaction between the Company and VimpelCom.

The special committee met telephonically on October 26, 2007, with representatives of Skadden and Credit Suisse participating, and, among other matters, was updated on the status of VimpelCom’s due diligence review and the discussions between Akin and Skadden.

On October 31, 2007, UBS communicated to Credit Suisse that, based on the due diligence that VimpelCom had conducted, VimpelCom was increasing its indicative price range to $95.00 to $100.00 in cash per share. UBS also conveyed VimpelCom’s desire to negotiate definitive documentation quickly, with a view to announcing a transaction at or prior to the release of the Company’s third quarter 2007 earnings on November 8, 2007. Later that day, Akin distributed to Skadden an initial draft of a merger agreement. VimpelCom was not a party to the draft agreement; the draft agreement contemplated two non-Russian subsidiaries as parties to the agreement with the Company. The draft agreement included a reverse termination fee payable to the Company in the event the offer was not consummated due to the failure of certain conditions to be satisfied or waived. The draft agreement also included a financing condition. On November 1, 2007, the special committee met telephonically with its advisors to review these developments.

From November 1 to 3, 2007, at the special committee’s direction, Skadden discussed with Akin certain changes proposed by Skadden to the draft merger agreement, and Credit Suisse discussed with UBS certain financial aspects of the potential transaction. On November 2, 2007, Mr. Tomas Korganas, VimpelCom’s M&A Director, contacted Mr. Vandromme by telephone to discuss the transaction. In this regard, Mr. Korganas indicated that VimpelCom was unwilling to offer more than $100.00 per share for the Company. Mr. Korganas indicated that $100.00 per share was the highest price acceptable to the independent committee of the VimpelCom Board and, among other things, VimpelCom believed that the market price of the Common Stock, which on November 2, 2007 closed at $101.41, reflected recent media speculation regarding a potential transaction between the parties, and that a price above $100 per share could trigger a requirement under Russian law applicable to major transactions that VimpelCom shareholders approve the transaction.

On November 2, 2007, the special committee met, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. Mr. Vandromme informed the members of the special committee of VimpelCom’s unwillingness to offer more than $100.00 per share and its concerns with respect to Russian shareholder approval requirements and the effect that such concerns may be having on the price VimpelCom was willing to offer for the Company’s shares. Credit Suisse discussed with the special committee VimpelCom’s valuation considerations with respect to the Company based on its discussions with UBS. The special committee determined that Credit Suisse should further engage with UBS in respect of VimpelCom’s proposed offer price and related valuation matters. The special committee also directed Skadden to continue discussions with Akin regarding the transaction structure and required Russian law approvals.

On November 3, 2007, the special committee met telephonically, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating, to receive updates on the discussions among legal counsel and financial advisors. Later that day, Skadden delivered to Akin a list of issues raised by the draft merger agreement. On November 5, Skadden distributed to Akin a revised draft of the merger agreement.

On November 6, 2007, the executive committee of the Company Board met in Moscow. Following the meeting, in relation to the special committee’s prior discussion regarding the merits of performing a market check in advance of entering into an agreement with VimpelCom, Mr. Gallagher, chairman of the special committee, inquired of Mr. Kjell Johnsen, a member of the Company Board, a member of the VimpelCom Board and an affiliate of Telenor, whether Telenor would be willing to sell its shares in the Company to a party other than VimpelCom if such third party were to offer a higher price. A colleague of Mr. Johnsen later responded by e-mail to Mr. Gallagher that Telenor would not impede the exercise by the special committee of its fiduciary and other duties, but noted that a significant stockholder has no duty to participate in a sale transaction for the benefit of the minority holders; accordingly, Telenor’s response to a higher bidder would depend on the relevant facts and circumstances, and Telenor would evaluate any proposal at the time received. On November 7, 2007, Mr. Gallagher met with Mr. Alexey Reznikovich, Chairman of the Company Board, a member of the

VimpelCom Board and an affiliate of Altimo, and asked Mr. Reznikovich whether Altimo would consider selling its shares in the Company to a party other than VimpelCom if such third party were to offer a higher price. Mr. Reznikovich stated that Altimo regarded its investment in the Company as a strategic asset and that it had no interest in selling to a third party.

On November 8, 2007, Akin advised Skadden that VimpelCom was not prepared to increase its offer above $100 per share, and Skadden advised the special committee of this position.

On November 9, 2007, Mr. Aven called Mr. Herman, a member of the special committee, seeking an update on the status of negotiations between the Company and VimpelCom, and discussed whether VimpelCom shareholder approval would be required.

On November 12, 2007, Mr. Izosimov sent a letter to Mr. Vandromme setting forth VimpelCom’s proposal to acquire the Company at a price of $100.00 per share in cash. Mr. Izosimov’s letter indicated that the proposal was based on VimpelCom’s review of the Company’s third quarter 2007 results, the Company’s business plan, the due diligence undertaken by VimpelCom and the discussions among the parties’ legal advisors regarding the transaction structure and terms. Mr. Izosimov further noted that the proposal had been approved by the independent committee of the VimpelCom Board. Specifically, the letter stated:

We are pleased to submit a proposal to acquire 100% of the outstanding shares of common stock of GTI for $100 per share in cash. This proposal represents:

(a) a premium of 22.9% above GTI’s 3-month volume weighted average share price

(b) a 2008 EV/EBITDA [Enterprise Value/Earnings Before Interest, Taxes, Depreciation and Amortization] multiple of 9.6x based on the consensus business plan

Mr. Izosimov further stated that the cash consideration for the transaction would be funded by VimpelCom through “existing cash balances and committed banking facilities.” Mr. Izosimov’s letter also included VimpelCom’s response to the issues that had been raised by Skadden on behalf of the special committee with respect to the initial draft of the merger agreement, and emphasized that moving quickly and efficiently to execution of a merger agreement was important to VimpelCom.

Over the next three days, the special committee met telephonically with its legal and financial advisors to discuss an appropriate response to Mr. Izosimov’s letter and matters pertaining to the draft merger agreement. The special committee determined that Mr. Vandromme should deliver a written response to Mr. Izosimov conveying the special committee’s view that the $100.00 offer price did not reflect the full value and potential of the Company.

On November 15, 2007, Mr. Vandromme delivered a letter to Mr. Izosimov responding to Mr. Izosimov’s November 12 letter. Mr. Vandromme’s letter noted that there remained a gap between VimpelCom’s valuation of the Company and the Company’s own views with respect to the value and potential of the Company. Mr. Vandromme informed Mr. Izosimov that the special committee believed that VimpelCom’s proposal did not fully reflect the fundamental value of the Company and the synergies arising from a potential transaction, and that structural improvements to the merger agreement were required in order to appropriately allocate the completion risk associated with a transaction. Specifically, the letter stated:

Based upon discussions between our respective financial advisors, the Special Committee believes that VimpelCom’s Proposal does not fully reflect the business plan approved by GTI’s Board of Directors, and does not include appropriate assumptions as to corporate tax rates, cost of capital and terminal growth rate, among other items. The Special Committee further believes that the terms of any acquisition by VimpelCom should allocate to GTI’s shareholders a greater portion of the synergies resulting from a combination. A valuation approach that fully captures the performance and prospects of GTI would support a higher price than indicated in your Proposal.

Mr. Vandromme’s letter further indicated that the special committee continued to believe that a transaction between VimpelCom and the Company on appropriate terms could be value-enhancing for the Company’s stockholders. In this regard, the letter noted the special committee’s willingness to continue discussions with VimpelCom and indicated that Mr. Gallagher and Mr. Vandromme were available to meet with VimpelCom’s independent directors with the goal of determining whether a transaction could be completed on mutually agreeable terms.

On November 20, 2007, Mr. Izosimov contacted Mr. Gallagher by telephone and asked to meet with him. Mr. Gallagher met with Mr. Izosimov on the following day. Mr. Gallagher indicated that the special committee would not support a $100.00 per share offer price. Mr. Izosimov stated that $100.00 per share was the highest price acceptable to the independent committee of the VimpelCom Board. Mr. Izosimov asked Mr. Gallagher to identify a number that might be acceptable to the special committee of the Company. Mr. Gallagher indicated that, in his personal view, a price of $110.00 per share might be acceptable to the special committee, but he would need to discuss the request for a definitive price with the special committee.

On November 21, 2007, Mr. Gallagher met with Mr. Reznikovich to apprise him of the status of the proposed transaction. Also on November 21, 2007, the special committee met telephonically, with representatives of Skadden and Credit Suisse participating. Mr. Gallagher described his discussion with Mr. Izosimov and VimpelCom’s request for a price that might be acceptable to the special committee. After discussion regarding valuation and related matters, the special committee determined that Mr. Gallagher should convey a price of $107.00 per share to Mr. Izosimov. Mr. Gallagher communicated this price to Mr. Izosimov, who said that he would communicate the price to the independent committee of the VimpelCom Board. Thereafter, Mr. Izosimov contacted Mr. Gallagher and advised him that the independent committee of VimpelCom remained at an offer price of $100.00 per share.

In separate phone calls on November 22, 2007, Mr. Gallagher informed Mr. Johnsen and Mr. Reznikovich that the respective special committees had been unable to reach agreement on price.

On November 23, 2007, Mr. Gallagher and Mr. Vandromme met with Mr. Izosimov to discuss the proposed offer price again to determine whether an agreement could be reached. Mr. Izosimov explained that the VimpelCom special committee was unwilling to raise its price above $100.00 per share. Mr. Vandromme asked Mr. Izosimov to consider recent changes in relative exchange rates, which would support a price of $103.00 per share. Based on this discussion, Mr. Izosimov indicated that the independent committee of the VimpelCom Board might agree on the basis of the shift in exchange rates to increase the price to $103.00 per share. Mr. Izosimov and Mr. Gallagher agreed to ask their respective special committees to consider whether they would support a transaction at a price of $103.00 per share. Mr Izosimov agreed to report back to Mr. Gallagher with the position of VimpelCom’s special committee.

The special committee met telephonically on November 24, 2007, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating, to consider a transaction with VimpelCom at $103.00 per share. Mr. Gallagher reported to the special committee on the most recent discussion with Mr. Izosimov as well as his previous discussions with Altimo and Telenor. Credit Suisse discussed with the special committee certain financial considerations in relation to the proposed price of $103.00 per share. Upon conclusion of the meeting, the special committee determined that Mr. Gallagher should have further discussions with Mr. Izosimov regarding price.

On November 25, 2007, Mr. Gallagher sent an electronic mail message to Mr. Jo Lunder, chairman of the VimpelCom independent committee, suggesting a meeting to discuss the proposed transaction. Mr. Lunder thereafter replied by electronic mail to Mr. Gallagher that, while any decisions were subject to the oversight of VimpelCom’s independent directors, any negotiations were to be conducted through Mr. Izosimov.

On November 27, 2007, Akin sent a revised draft of the merger agreement to Skadden. From November 27 to December 1, 2007, the parties negotiated the terms of the draft merger agreement. Significant issues in these negotiations included the conditions to the tender offer (including whether there would be a financing condition to consummation of the tender offer), the capitalization of VimpelCom’s acquisition subsidiary, the triggers for payment of the reverse termination fee, the amount of the reverse termination fee and whether the reverse termination fee would constitute liquidated damages and serve as the Company’s exclusive remedy that would prevent the Company from bringing an action for specific performance or other equitable relief. During this period, the parties also explored certain alternative financing structures.

On November 27, 2007, Mr. Herman spoke with Mr. Reznikovich to update him on the status of negotiations and advised him that there was no assurance that agreement would be reached on price.

On the evening of November 28, 2007, Mr. Izosimov called Mr. Gallagher and reported that the independent committee of the VimpelCom Board had determined to increase its offer price to $103.00 per share. The following day, the special committee met telephonically, with representatives of Skadden and Credit Suisse participating, to consider the revised offer. Among other matters discussed, Credit Suisse discussed the stock trading performance of the Company and certain other companies in the European telecommunications market, selected analysts’ reports on the Company and its preliminary financial analysis of the Company. The special committee then excused Skadden and Credit Suisse from the meeting and engaged in a discussion of VimpelCom’s revised proposal. Following discussion, the special committee determined that it would not support the $103.00 offer price and asked Mr. Gallagher to continue negotiations with Mr. Izosimov.

Following the special committee’s meeting, Mr. Gallagher called Mr. Reznikovich and informed him that the parties remained unable to reach agreement on price. Thereafter, Mr. Gallagher called Mr. Izosimov and reported that the Company’s special committee would not support an offer price of $103.00 per share. Mr. Izosimov told Mr. Gallagher that VimpelCom’s independent committee would not agree to an offer price $107.00 per share. Mr. Gallagher then asked Mr. Izosimov whether $103.00 was VimpelCom’s final offer. Mr. Izosimov indicated that he would need to discuss that question with the independent committee of the VimpelCom Board.

On December 1, 2007, Mr. Izosimov communicated to Mr. Vandromme that the independent committee of the VimpelCom Board had determined to raise the offer price to $105.00 per share. Mr. Gallagher and Mr. Izosimov thereafter discussed the principal open terms of the merger agreement, which they believed could be resolved in a manner satisfactory to both parties.

On the morning of December 2, 2007, the special committee met telephonically and considered VimpelCom’s increased offer price of $105.00 per share. Assuming that the principal terms of the merger agreement could be satisfactorily resolved, the special committee authorized Mr. Gallagher to negotiate a definitive agreement providing for an offer by a VimpelCom subsidiary for all outstanding shares of Common Stock at a price of $105.00 per share. The special committee also discussed recent public speculation and press reports regarding a possible transaction between the Company and VimpelCom. The special committee agreed to meet again, and to include the advisors, later in the day. Mr. Gallagher thereafter communicated the special committee’s position to Mr. Izosimov.

Later in the morning of December 2, 2007, representatives of Skadden and Akin discussed the principal open terms of the merger agreement. Akin advised Skadden that VimpelCom’s willingness to raise the offer price to $105.00 per share was conditioned upon the Company agreeing that the reverse termination fee would be set at $80 million, would constitute liquidated damages and would serve as the exclusive remedy for any breach of the agreement by the VimpelCom subsidiaries parties to the agreement, thereby precluding the Company from seeking further damages or specific performance or other equitable relief.

Later in the day on December 2, 2007, the special committee met telephonically, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. Mr. Gallagher apprised Mr. Vandromme and the advisors of the outcome of the special committee meeting held earlier in the day. Mr. Gallagher also expressed the concerns of the special committee in relation to the recent public speculation and press reports regarding a possible transaction between the Company and VimpelCom. In addition, Skadden apprised the special committee of its discussion with Akin. The special committee determined that Skadden should prepare a list of the key outstanding issues on the merger agreement and that Mr. Gallagher should then discuss the issues with Mr. Izosimov in order to determine whether the parties could reach agreement. The special committee discussed whether to accept the $80 million liquidated damages as the exclusive remedy in order to secure the offer price of $105 per share. The special committee also approved the issuance of a press release confirming that VimpelCom and the Company were in discussions regarding the acquisition of the Company by VimpelCom at a price of $105.00 per share.

On the morning of December 3, 2007, Mr. Gallagher discussed with Mr. Izosimov the material open issues. Mr. Izosimov indicated that the $80 million liquidated damages and exclusive remedy provisions would need to be retained in the merger agreement, as VimpelCom required a cap on its maximum liability under the merger agreement and this was a non-negotiable condition to VimpelCom’s willingness to raise the offer price to $105.00 per share.

Following his meeting with Mr. Izosimov, Mr. Gallagher consulted individually with certain members of the special committee and Mr. Vandromme. Mr. Gallagher informed them of VimpelCom’s position with respect to liquidated damages and exclusive remedy, and that VimpelCom’s maximum liability under the merger agreement be capped at $80 million. The members of the special committee confirmed, based on these discussions, their concurrence that the special committee had obtained VimpelCom’s best and final offer, and that, while the special committee was not in favor of an exclusive remedy of $80 million, it should concede this point in order to secure the increase in the offer price from $103.00 to $105.00 per share.

On December 3, 2007, the full Company Board met in Moscow. Mr. Gallagher described the key terms of the proposed transaction and the special committee’s recommendation to issue a press release confirming that the parties were in negotiations for a transaction at $105.00 per share. The Company Board unanimously approved the special committee’s recommendation.

Before the commencement of trading on Nasdaq on December 3, 2007, the Company and VimpelCom released a joint press release captioned “VimpelCom and Golden Telecom Confirm Discussions,” which read:

VimpelCom and Golden Telecom confirm that they currently are in discussions regarding the potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom at a price per share of $105.00 in cash, subject to negotiation and execution of a definitive acquisition agreement and final approval of their respective Boards of Directors and the special independent committees thereof.

There can be no assurance that the discussions will lead to a definitive agreement or that a transaction will be consummated. VimpelCom and Golden Telecom do not intend to make any further comment or to respond to any inquiries until either a definitive agreement has been reached or discussions have been terminated.

On or about December 3, 2007, Mr. Izosomov contacted Mr. Vandromme to discuss his potential continued employment with the Company following the Merger. Mr. Vandromme responded that he would not discuss the possibility of his continuing employment with the Company until after the execution of a definitive merger agreement. Thereafter, representatives of Akin communicated to representatives of Skadden that an understanding of Mr. Vandromme’s willingness to stay with the Company after consummation of the Merger was important to VimpelCom’s independent directors. Representatives of Skadden communicated this position to Mr. Gallagher, who thereafter alerted Mr. Reznikovich to the special committee’s position that whether

Mr. Vandromme remained with the Company following the Merger was not to be addressed in the context of the merger agreement, but could be taken up with Mr. Vandromme by VimpelCom following the execution of a definitive merger agreement if it so desired. On or about December 5, 2007, Mr. Reznikovich conveyed to Mr. Jo Lunder, the chairman of VimpelCom’s committee of independent directors, that any negotiations regarding Mr. Vandromme’s employment following the Merger should be undertaken by VimpelCom with Mr. Vandromme following the execution of a definitive agreement. No agreement has been reached with regard to whether Mr. Vandromme will continue with the Company following completion of the Merger.

On December 4, 2007, Skadden provided additional comments on the draft merger agreement to Akin, including comments to reflect the resolution of the principal issues that had been under discussion between the parties. Skadden and Akin continued to discuss the terms of the merger agreement and related documentation over the next two weeks.

In anticipation of reaching an agreement, and in order to allow VimpelCom adequate time to fund its merger subsidiary, on December 7, the Company Board, acting by unanimous written consent and on the recommendation of the special committee, approved VimpelCom’s formation of the new subsidiary for purposes of Section 203 of the DGCL. Following confirmation of these approvals, VimpelCom formed Lillian Acquisition, Inc., a Delaware corporation, the intended party to the merger agreement.

On December 7, 2007, Akin delivered to Skadden draft commitment letters for VimpelCom’s proposed financing arrangements. Over the course of the next two weeks, representatives of Skadden and Akin engaged in discussions regarding the terms of the commitment letters, including the level of conditionality and other issues relating to the certainty of funding.

On the evening of December 11, 2007, Mr. Gallagher and Mr. Vandromme met in Moscow with Mr. Izosimov, Mr. Korganas and Mr. Jeffrey McGhie, VimpelCom’s Vice President and General Counsel. Representatives of Skadden and Akin also were present. VimpelCom updated the Company regarding its efforts to secure committed financing, advising the Company that it intended to borrow $3.5 billion to finance the transaction, and that VimpelCom in turn would lend this amount, along with an additional amount of approximately $850 million of its own funds, to its acquisition subsidiary, Lillian Acquisition, Inc. VimpelCom confirmed that, prior to entry into the merger agreement, it would have in place a commitment letter from the bank lenders for $3.5 billion and a commitment letter from VimpelCom to Merger Sub to lend up to $4.35 billion. VimpelCom confirmed that the commitments of the bank lenders to provide the $3.5 billion of financing would be subject to conditions that were broader than the conditions to consummation of the Offer contemplated by the draft merger agreement. VimpelCom further confirmed that its commitment to lend Merger Sub up to $4.35 billion would be subject to completion of definitive documentation and requisite corporate approvals. The parties discussed VimpelCom’s stated view that the determination of whether VimpelCom’s $4.35 billion loan to Merger Sub would require the approval of VimpelCom’s shareholders under Russian law regarding major transactions is made at the time of signing of a definitive loan agreement between VimpelCom and Merger Sub. VimpelCom stated that if definitive financing agreements were not entered into until after VimpelCom’s December 31, 2007 balance sheet became available, VimpelCom shareholder approval was unlikely to be required because VimpelCom expected the transaction value would be less than 50% of the value of VimpelCom’s assets as of December 31, 2007 under Russian accounting standards. Mr. Gallagher and Mr. Vandromme noted that the value of the acquisition financing contemplated to be provided by VimpelCom to Merger Sub would have exceeded 50% of the value of VimpelCom’s assets under Russian accounting standards as of September 30, 2007, the date of the most recent balance sheet available at that time, had a definitive loan agreement been entered into at that time. See “Additional Information — Russian Corporate Approvals of VimpelCom’s Financing.” Following discussion, the parties agreed that, subject to approval of the parties’ respective special committees, VimpelCom would have until February 28, 2008 to enter into definitive financing agreements (or until VimpelCom’s receipt of shareholder approval if such approval were required based on VimpelCom’s December 31, 2007 balance sheet). The parties further agreed that, in specified circumstances relating to the inability of VimpelCom to obtain committed financing by that time, Parent and Merger Sub would be required to pay the Company an additional reverse termination fee of $120.00 million under the merger agreement (for an aggregate reverse termination fee of $200.00 million), which amount would be maintained in escrow until such financing had been secured.

On December 12, 2007, the special committee met in Moscow, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating. Among other matters discussed by the participants, representatives of Skadden reviewed the terms of the draft merger agreement and the status of the negotiations, and Credit Suisse preliminarily reviewed with the special committee its financial analysis of the $105.00 per share offer price.

The special committee meeting was followed by a meeting in Moscow of the full Company Board, with representatives of Skadden and Credit Suisse participating in person and a representative of Chadbourne participating by telephone. Mr. Gallagher provided an overview of the special committee’s consideration of the proposed transaction, and the legal and financial advisors reviewed the terms of the draft merger agreement, the status of the negotiations and various other matters for the Company Board.

Following the Board meeting, Messrs. Gallagher and Herman had a discussion with Mr. Reznikovich and Mr. Oleg Malis, a member of the Company Board, a member of the VimpelCom Board and an affiliate of Altimo, during which Messrs. Gallagher and Herman conveyed that, once a definitive merger agreement was signed, the special committee would be supportive of Mr. Vandromme’s continued employment with the Company. Thereafter, Mr. Herman, who also serves as chair of the compensation committee of the Company Board, discussed with Messrs. Reznikovich and Malis the need to preserve in the merger agreement the flexibility of the Company Board to exercise its discretion to determine the appropriate compensation for members of the special committee and to award transaction bonuses to the Company’s key employees.

Over the course of the next nine days, the parties continued to negotiate the terms of the merger agreement and related documentation. On December 16, 2007, VimpelCom delivered to the Company revised drafts of the commitment letters that VimpelCom expected to enter into prior to Parent’s and Merger Sub’s execution of the merger agreement. The draft commitment letters contemplated that the definitive documentation to be entered into by VimpelCom prior to February 28, 2008 (if VimpelCom shareholder approval is not required, or following receipt of shareholder approval, if required) would nevertheless contain conditions to the lenders’ obligation to lend that were broader than the conditions contained in the merger agreement. Mr. Izosimov indicated that any further efforts to eliminate or limit this conditionality would potentially jeopardize the financing of the transaction. Following discussions between Mr. Gallagher and Mr. Izosimov, it was agreed that, subject to approval of the respective special committees, due to the conditionality contained in the commitment letter and contemplated to be in the definitive documentation, VimpelCom’s obligation to pay the $120 million additional reverse termination fee if the Offer were not consummated under specified circumstances would continue through the consummation of the Offer, as would the corresponding escrow account.

On December 20, 2007, the special committee met telephonically, with Mr. Vandromme and representatives of Skadden and Credit Suisse participating, to consider the approval of the proposed transaction. Mr. Gallagher described the recent negotiations with respect to VimpelCom’s financing arrangements, and representatives of Skadden reviewed the principal modifications to the merger agreement that had been made since the draft reviewed at the December 12, 2007 meetings of the special committee and the Company Board. Credit Suisse reviewed with the special committee its financial analysis of the Offer Price and rendered to the special committee its oral opinion, confirmed by delivery of a written opinion dated December 20, 2007, to the effect that, as of that date and based upon and subject to the matters described in the opinion, the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than VimpelCom, Parent, Merger Sub, Altimo, Telenor, and their respective affiliates (collectively, “Excluded Holders”)) was fair, from a financial point of view, to such holders. After discussion, the special committee unanimously:

•	determined, and unanimously recommended to the Company Board that it determine, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company unaffiliated with Parent; and

•

recommended, and unanimously recommended to the Company Board that it recommend, to the Company’s stockholders that they accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the Offer and, if required to consummate the Merger under Delaware law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Immediately following the special committee meeting, the Company Board met telephonically to consider the special committee’s recommendations, with representatives of Chadbourne, Skadden and Credit Suisse participating. Mr. Gallagher described the recent negotiations with respect to VimpelCom’s financing arrangements, and representatives of Skadden reviewed the principal modifications to the merger agreement that had been made since the December 12, 2007 meetings of the special committee and the Company Board. At the request of the special committee, Credit Suisse reviewed with the Company Board its financial analysis of the Offer Price and confirmed that it had rendered to the special committee an opinion as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Excluded Holders). The Company Board, based upon the recommendation of the special committee and taking into account the factors described below, unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company unaffiliated with Parent; and

•

recommended to the Company’s stockholders that they accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the Offer and, if such vote is required to consummate the Merger under Delaware law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The following day, the Company, Parent and Merger Sub executed the Merger Agreement, after which the Company and VimpelCom issued a joint press release announcing the Merger Agreement.

(c) Reasons for the Recommendation.

In reaching its determinations and recommendations described above, the special committee based its determinations and favorable recommendations on a number of factors that affirmatively supported such determinations and favorable recommendations. The special committee believed that such factors supported its conclusion that the Offer Price is fair to the unaffiliated stockholders of the Company. Such factors include, but are not limited to, the following:

•

the current and historical market prices of the Common Stock, including the fact that the Offer Price represents (i) a 3.5% premium over the closing price per share on November 30, 2007, the last trading day prior to December 3, 2007, the date on which the Company and VimpelCom confirmed publicly that they were in discussions regarding the acquisition of the Company by VimpelCom at a price of $105.00 per share, (ii) a 10.1% premium over the average closing price per share over the 60 days ending November 30, 2007 and (iii) a 27.6% premium over the average closing price per share over the 120 days ending November 30, 2007, and the special committee’s belief that rumors and media reports beginning in July 2007 regarding a potential transaction had resulted in an increase in the Company’s stock price prior to the announcement of discussions between the parties;

•

the fact that the price of the Common Stock had more than doubled over the course of the prior year and the receipt of a cash payment in the amount of the Offer Price allowed stockholders to lock in such gains;

•

the fact that the enterprise value of the Company, calculated as equity value plus debt, less cash and other adjustments, represents a multiple of 8.8 times and 7.6 times, respectively, the Company’s estimated earnings before interest, taxes, depreciation and amortization (EBITDA) pursuant to the Company’s business plan, for 2008 and 2009, respectively;

•

the special committee’s belief that the Offer Price is more favorable to the Company’s unaffiliated stockholders than the potential value that might result from other alternatives reasonably available to the Company, including continuing as an independent company and pursuing the Company’s current business plan;

•

the fact that the Offer Price and the other terms of the Merger Agreement resulted from extensive arm’s-length negotiations between the special committee and VimpelCom, in which the special committee and its advisors endeavored to negotiate a merger agreement that is favorable to the unaffiliated stockholders of the Company;

•

the special committee’s belief that it had obtained VimpelCom’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable;

•

the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows the Company’s unaffiliated stockholders immediately to realize fair value, in cash, for their investment in the Company and provides such stockholders certainty of value for their shares;

•

the fact that, despite the transaction having been rumored in published press reports as early as July 2007, and the parties having issued a press release confirming discussions on December 3, 2007, no third party inquiries or solicitations were received;

•

the fact that Altimo, which beneficially owns approximately 26.6% of the Common Stock, had indicated that it had no interest in selling its shares of the Company’s Common Stock to any party other than VimpelCom;

•	the fact that certain provisions of the Shareholders Agreement have the effect of restricting the Company’s ability to engage in certain third party business combination transactions;

•	the risks inherent in the Company’s business plan, including:

•	the substantial capital expenditures contemplated to support the Company’s future growth,

•	the need to aggressively increase market share in certain market segments,

•	increased competitiveness in the Company’s key markets, particularly in the residential broadband market,

•	the political uncertainty in the Russian market,

•	the uncertain impact of recent adverse changes in the global credit markets,

•	the entry of several competitors into the intercity and international long distance market, and

•	the stated intention that VimpelCom would compete directly with the Company in the broadband market by creating its own network and leveraging its customer base from other lines of business;

•

the fact that the execution risk on the Company’s business plan, as well as the risk of realizing the potential synergies that could be obtained as a result of the transaction, will be borne by VimpelCom after the stockholders have received the full Offer Price for their shares;

•	the current and historical financial condition, results of operations, business and prospects of the Company;

•	the financial presentation and opinion, dated December 20, 2007, of Credit Suisse to the special committee as to the fairness, from a financial point of view and as of the date of the opinion, of the

Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Excluded Holders), as more fully described below under the caption “Opinion of the Special Committee’s Financial Advisor”;

•	the terms and conditions of the Merger Agreement, which the special committee, after consultation with legal counsel, considered to be favorable to the Company’s unaffiliated stockholders, including:

•

a provision allowing the Company Board, upon the recommendation of the special committee, to withdraw or change its recommendation, and to terminate the Merger Agreement, in certain circumstances relating to the presence of a superior proposal, subject to a payment by the Company to Parent of an $80 million termination fee (less than 2% of the equity value of the transaction);

•	the lack of a provision allowing Parent and Merger Sub the right to match a superior proposal;

•

the requirement that, until consummation of the Merger, one member of the Company Board be a member of the special committee, which will enable the interests of the unaffiliated stockholders of the Company to be represented on the Company Board;

•

the requirement that Parent or Merger Sub pay the Company a reverse termination fee of $80 million upon the termination of the Merger Agreement by the Company in specified circumstances or if the Offer does not close because specified conditions were not satisfied or waived by Parent and Merger Sub including:

•	if the Offer fails to close as a result of litigation; or

•	if the Offer fails to close as a result of Altimo or Telenor not tendering their respective shares of Common Stock into the Offer;

•

the lack of a financing condition to the Offer and the Merger, and the requirement that Parent and Merger Sub pay the Company an additional reverse termination fee of $120 million (for an aggregate reverse termination fee of $200 million) upon termination of the Merger Agreement in specified circumstances relating to the unavailability of financing for the transactions contemplated by the Merger Agreement; and

•

the requirement that an amount equal to the $80 million reverse termination fee be held in a US bank account in which the Company has a senior perfected security interest, and an amount equal to the $120 million additional reverse termination fee be held in an escrow account in a US bank;

•

the fact that Parent and Merger Sub represented in the Merger Agreement and provided evidence to the Company that (i) VimpelCom has received debt financing commitments from third party lenders for $3.5 billion, subject to the conditions set forth therein, and (ii) Merger Sub has received a debt financing commitment from VimpelCom for $4.35 billion, subject to completion of documentation and receipt of corporate approvals and that such financing, along with cash available to Merger Sub, will provide funds sufficient to consummate the Offer and the Merger;

•

the two-step structure of the transaction, which should allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their shares in the Offer will receive the same cash price as the Offer Price, which, in the special committee’s view, increased the certainty of value and the time value of the consideration offered to the stockholders in the Offer and the Merger;

•

the fact that VimpelCom advised the special committee that, if definitive financing agreements were not entered into until after VimpelCom’s December 31, 2007 balance sheet became available, VimpelCom shareholder approval was unlikely to be required because VimpelCom expected the transaction value would be less than 50% of the value of VimpelCom’s assets as of December 31, 2007 under Russian accounting standards, which, in the special committee’s view, increased the certainty and value and the time value of the consideration offered to stockholders in the Offer and the Merger;

•

the fact that the Merger Agreement provides that, under certain circumstances, Merger Sub would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates;

•

the absence of significant competitive overlaps in the businesses of VimpelCom and the Company which, in the special committee’s view, reduced the risk of regulatory delay and, accordingly, increased the certainty of completion and the time value of the consideration to be received by the stockholders in the Offer and the Merger;

•

the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their shares in the Offer and do not vote their shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their shares in the Offer or the Merger;

•

the special committee’s belief that it was adequately informed about the extent to which the interests of certain directors and members of management differed from those of the Company’s other stockholders;

•	the fact that the 63.3% “minimum condition” to consummation of the Offer requires acceptance of the Offer by at least 33.4% of the stockholders of the Company unaffiliated with Altimo or Telenor;

•

the potential effect on the trading price of the Common Stock if a transaction were not concluded, including the market reaction to termination of discussions, the political uncertainty in the Russian market, and the uncertain impact of recent adverse changes in the global credit markets, and the associated uncertainty of when the trading price of the Common Stock would return to a level at or above the Offer Price; and

•

the “top-up option” provisions in the Merger Agreement which, if such option is granted and exercised following the acceptance of the Offer such that as a result Parent controls 90% of the outstanding shares of Common Stock, could result in quicker payment for shares held by stockholders who do not tender, as the Company would then be able to approve the Merger without a stockholder vote under Delaware law, which increases the certainty of value and the time value of the consideration offered to the stockholders in the Offer and the Merger.

In reaching its determinations and recommendations described above, the special committee also considered the following risks and potentially negative factors:

•

the fact that, while the consummation of the Offer gives the Company’s stockholders the opportunity to realize a premium over the prices at which the shares were traded prior to the public announcement of the Offer and the Merger, tendering in the Offer and the consummation of the Merger will eliminate the opportunity for stockholders to participate in the future growth and profits of the Company;

•	the fact that certain financial analysts that follow the Company have identified 12-18 month target prices for the Common Stock that imply a present value higher than the Offer Price;

•	the fact that the 63.3% “minimum condition” to consummation of the Offer does not require that a majority of the stockholders of the Company unaffiliated with Altimo and Telenor tender into the Offer;

•

the fact that, on a historical basis, the management of the Company has excelled in creating stockholder value, has executed on its business plan and is held in extremely high regard by the special committee;

•

the fact that the Company’s remedies under the Merger Agreement are limited to payment of liquidated damages and that the Company has no ability to sue Parent or Merger Sub for greater damages under the Merger Agreement or to seek specific performance of the Merger Agreement by Parent or Merger Sub;

•

the fact that VimpelCom is not a party to the Merger Agreement and Merger Sub is a newly formed entity with few assets other than funds sufficient to satisfy its potential liability for liquidated damages under the Merger Agreement;

•	the fact that Merger Sub did not have at the time of entry into the Merger Agreement cash sufficient to pay the Offer Price for the shares in the Offer or the merger consideration in the Merger;

•

the fact that, under the terms of VimpelCom’s financing commitment, the obligation of the lenders to loan cash necessary for the consummation of the Offer and the Merger is subject to conditions that are broader than the conditions contained in the Merger Agreement, and that VimpelCom’s financing commitment to Merger Sub is subject to completion of documentation and receipt of corporate approvals;

•

the fact that, under Russian corporate law, if the value of the acquisition financing to be provided by VimpelCom to Merger Sub exceeds fifty percent of the balance sheet value of VimpelCom’s assets under its Russian statutory accounts as of December 31, 2007, the financing must be approved by at least seventy-five percent of VimpelCom’s shareholders present at a meeting, which might delay or prevent consummation of the Offer and the Merger; and the fact that, as of September 30, 2007, the value of such acquisition financing would have exceeded fifty percent of such assets had definitive loan documentation been entered into at such time;

•

the risk that the Offer and the Merger might not be consummated in a timely manner or at all, including the risk that the proposed Offer and the proposed Merger will not occur if the financing contemplated by the acquisition financing commitments are not obtained, as Merger Sub does not on its own possess sufficient funds to consummate the transaction;

•	the fact that neither Altimo nor Telenor is a party to a support agreement to tender their shares of Common Stock into the Offer or vote in favor of the Merger;

•	the fact that the consideration to be received by the holders of shares in the Offer and the Merger will be taxable to such holders for United States federal income tax purposes;

•	the Merger Agreement’s limitations on the Company’s ability to solicit other offers;

•

the fact that if the Offer is accepted, the Company’s remaining stockholders other than Merger Sub will not have a meaningful opportunity to vote, inasmuch as following acceptance of the shares tendered in the Offer, Merger Sub will control a majority of the Company’s shares of Common Stock outstanding, meaning Merger Sub will control the votes required to approve the Merger and may be able to consummate the Merger without a stockholder vote if Merger Sub, with or without use of the “top-up option,” controls more than 90% of the Company’s outstanding shares of Common Stock;

•	the provisions in the Merger Agreement that empower Parent, in the event the Offer is accepted, to appoint all but one of the members of the Company Board;

•

the fact that the all-cash nature of the consideration to be paid in the Offer and the Merger eliminates the opportunity for the unaffiliated stockholders of the Company to participate in the enhanced potential of the combined businesses of the Company and VimpelCom;

•

the possibility that VimpelCom could, at a later date, engage in transactions that create value, including restructuring efforts or the sale of some or all of the Company or its assets to one or more purchasers at a valuation higher than that available in the Offer and the Merger;

•	the fact that the special committee did not conduct a formal auction for the acquisition of the Company;

•

the Merger Agreement’s restrictions on the conduct of the Company’s business prior to the consummation of the transaction, generally requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking advantageous business opportunities that may arise pending completion of the Offer and the Merger;

•

the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Common Stock;

•	the possibility that the Company may be required to pay a termination fee of $80 million; and

•

the fact that Merger Sub’s obligation to consummate the Offer is subject to certain conditions that are beyond the Company’s control, including the receipt of required regulatory approvals and a waiver from the lenders under the Company’s existing credit facility.

In the course of reaching the determinations and recommendations described above, the special committee also considered the following factors relating to the procedural safeguards that the special committee believed were present to ensure the fairness of the Offer and the Merger and to permit the special committee to represent the Company’s unaffiliated stockholders, each of which the special committee believed supported such determinations and favorable recommendations and provided assurance of the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders:

•	that the special committee consists solely of directors who the Company Board has determined are disinterested in the transaction;

•

that the members of the special committee will not personally benefit from the consummation of the Merger in a manner different from the Company’s unaffiliated stockholders, except for the accelerated vesting of restricted shares previously issued to them as director compensation, which shall not result in the payment of an amount to any member of the special committee in excess of $71,400;

•

that the special committee engaged and was advised by Skadden as its legal counsel to assist the special committee in, among other things, negotiating the Merger Agreement and evaluating legal matters relating to the Offer and the Merger;

•

that the special committee engaged and was advised by Credit Suisse as its financial advisor to assist the special committee in, among other things, evaluating the Offer Price from a financial point of view and to render to the special committee an opinion as to the fairness, from a financial point a view, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Excluded Holders);

•	in retaining its advisors, the special committee took into account the possibility of potential conflicts of interest;

•	that Mr. Vandromme and other members of the Company’s management team and their knowledge of the Company were available to the special committee at all times;

•

that the special committee was involved in extensive deliberations and negotiations over a period of approximately six months regarding the proposed transaction and held over 20 meetings and numerous additional informal discussions to consider and discuss the Offer, the Merger and related transactions;

•	that the Company Board agreed that it would not approve or recommend to stockholders any transaction that had not been approved or the recommended by the special committee;

•	that the Company Board authorized the special committee to consider alternatives to a transaction with VimpelCom;

•	that, although the special committee did not solicit alternative proposals from third parties or commence an auction process:

•	Altimo, which beneficially owns approximately 26.6% of the outstanding shares of Common Stock, had indicated that it had no interest in selling its shares to any party other than VimpelCom;

•	Telenor, which beneficially owns approximately 18.3% of the outstanding shares of Common Stock, neither accepted nor rejected the idea of a sale of its shares to a third party at a higher value;

•	the Company is bound by the Shareholders Agreement, which has the effect of restricting the Company’s ability to engage in certain types of business combinations;

•

despite the transaction having been rumored in published press reports as early as July 2007, and the parties having issued a press release confirming discussions on December 3, 2007, no third party inquiries or solicitations were received;

•

the Merger Agreement contains a provision allowing the Company Board, upon the recommendation of the special committee, to withdraw or change its recommendation, and to terminate the Merger Agreement, in certain circumstances relating to the presence of a Superior Proposal (as defined), subject to a payment by the Company to Parent of an $80 million termination fee (less than 2% of the equity value of the transaction), with no provision allowing Parent and Merger Sub the right to match a Superior Proposal;

•	initiating an auction process may have subjected the Company’s business to risks and disruptions; and

•

no decision had been made to sell the Company until an agreement had been reached with VimpelCom on the $105.00 price per share and, in light of VimpelCom’s stated desire to conclude a transaction quickly, that commencing an auction at such time could have jeopardized the transaction with VimpelCom.

•

that the negotiations with VimpelCom were on an arm’s-length basis, led by the chairman of the special committee, which resulted in an increase in the Offer Price from VimpelCom’s original proposal of $80.00 to $105.00 per share;

•	that the special committee had ultimate authority to decide whether or not to proceed with a transaction with VimpelCom or any other party;

•

that the special committee was aware that it had no obligation to recommend the transaction with VimpelCom or any other transaction and ultimately possessed the authority to reject any proposed transaction;

•	the fact that the consummation of the Offer is dependent upon acceptance of the Offer by at least 33.4% of the stockholders of the Company unaffiliated with Altimo or Telenor; and

•

the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their shares in the Offer and do not vote their shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price.

The special committee believes that these procedural safeguards were adequate to ensure procedural fairness to the Company’s unaffiliated stockholders and to enable the special committee to represent the Company’s unaffiliated stockholders, notwithstanding (i) the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender into the Offer or approve the Merger and (ii) that the special committee did not retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders.

In the course of making a determination regarding fairness and reaching its decision to recommend to the Company Board that it approve the Merger Agreement, the special committee considered the going concern value of the Company. In considering the Company’s going concern value, the special committee took into account, among other things, the Company’s five-year budget, a review of discounted cash flow (based on the five-year budget) and current and historical trading prices of the Common Stock, including the 60-day and 120-day average stock prices. The special committee did not review the recent purchase prices paid by officers, directors and affiliates of the Company, as substantially all of such purchases were made pursuant to existing stock option agreements. The special committee did not consider the liquidation value of the Company because the Company is a viable, going concern and liquidation value is not a relevant methodology. Further, the special committee did not consider net book value because net book value is an accounting concept and is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value per share as of September 30, 2007 was approximately $28.63, or approximately 72.73% lower than the $105.00 per share Offer Price. Other than the offers made by VimpelCom and described under “— Background of the Merger,” there were no offers for the Company during the last two years of which the special committee or the Company was aware.

The foregoing discussion includes the material information, reasons and factors considered by the special committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer and the Merger, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the special committee made its determinations and recommendations based upon the totality of the information presented to and considered by it. Individual members of the special committee may have given different weights to different factors.

Company Board of Directors

In determining that the Merger Agreement is substantively and procedurally advisable and fair to, and in the best interests of, the Company and its stockholders including the stockholders unaffiliated with Parent and approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and recommending that the Company’s stockholders tender their shares into the Offer and, if required by applicable Delaware law, vote for the approval of the Offer, the Merger and the Merger Agreement, the Company Board based its determination and recommendation on a number of reasons that affirmatively supported such determination and recommendation. The Company Board believed that such factors supported its conclusion that the Offer Price is advisable and fair to and in the best interests of the Company and its stockholders including the stockholders unaffiliated with Parent. Such factors include, but are not limited to, the following:

•	the determinations and recommendations of the special committee, all of which were made unanimously;

•

the fact that the Offer Price and the other terms of the Merger Agreement resulted from extensive arm’s-length negotiations between the special committee and VimpelCom, and the Company Board’s belief that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable; and

•

the factors considered by the special committee, including the special committee’s reasons for recommending approval of the Merger Agreement, the Offer and the Merger, the risk and potentially negative factors relating to the Merger Agreement, and the factors relating to procedural safeguards.

In doing so, the Company Board adopted the analysis of the special committee with respect to the Offer, the Merger and the Merger Agreement which is discussed above. Although the opinion of the special committee’s financial advisor was rendered solely to the special committee, and the Company Board was not entitled to rely upon the opinion or financial presentation of the special committee’s financial advisor, the retention of such financial advisor by, and the fact that an opinion was provided to, the special committee were among the factors considered by the Company Board.

The foregoing discussion includes the material information, reasons and factors considered by the Company Board. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Company Board made its determinations and recommendations based upon the totality of the information presented to and considered by it. Individual members of the Company Board may have given different weights to different factors.

The Company Board recommends that you tender your shares into the Offer

(d) Opinion of the Special Committee’s Financial Advisor.

Opinion of the Special Committee’s Financial Advisor

The special committee retained Credit Suisse to act as the special committee’s financial advisor in connection with the Offer and the Merger. In connection with Credit Suisse’s engagement, the special committee requested that Credit Suisse evaluate the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Excluded Holders). On December 20, 2007, at a meeting of the special committee held to evaluate the Offer and the Merger, Credit Suisse rendered to the special committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated December 20, 2007, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Excluded Holders) was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, which describes, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex I. Credit Suisse’s opinion was provided to the special committee for its information in connection with its evaluation of the Offer Price from a financial point of view, does not address any other aspect of the Offer and the Merger and does not constitute advice or a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote or act on any matter relating to the Offer or the Merger. The summary of Credit Suisse’s opinion below is qualified in its entirety by reference to the full text of the opinion.

Copies of Credit Suisse’s written presentations to the special committee have been attached as exhibits to the Schedule 13E-3 filed with the SEC in connection with the Offer and the Merger. These written presentations will be available for inspection and copying at the Company’s principal executive offices during regular business hours by any interested stockholder of the Company or any representative of such stockholder who has been so designated in writing.

In arriving at its opinion, Credit Suisse reviewed a draft, dated December 20, 2007, of the Merger Agreement as well as certain publicly available business and financial information relating to the Company. Credit Suisse also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with Credit Suisse by the Company, and met with the Company’s management to discuss the Company’s business and prospects. Credit Suisse also considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company, and considered, to the extent publicly available or otherwise provided by the Company, the financial terms of certain other business combinations and other transactions recently effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that Credit Suisse used in its analyses, Credit Suisse was advised by the Company’s management, and Credit Suisse assumed, with the special committee’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance. Credit Suisse also assumed, with the special committee’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement. Representatives of the Company advised Credit Suisse, and Credit Suisse further assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses. Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the Company’s assets or liabilities, contingent or otherwise, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the Offer Price to holders of Common Stock (other than Excluded Holders) and did not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Offer Price or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse’s opinion did not address the relative merits of the Offer and the Merger as compared to alternative transactions or strategies that might be available to the Company, nor did it address the underlying business decision of the Company to proceed with the Offer and the Merger. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Except as described above, the special committee imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the special committee, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used in Credit Suisse’s analyses is identical or directly comparable to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger, which consideration was determined through negotiations between the special committee and VimpelCom, and the decision to enter into the Merger Agreement was solely that of the special committee and the Company Board. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the special committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the special committee, the Company Board or management with respect to the Offer, the Merger or the Offer Price.

The following is a summary of the material financial analyses reviewed with the special committee on December 20, 2007 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

Selected Companies Analysis

Credit Suisse reviewed financial and stock market information of the Company and the following five selected publicly traded European alternative network companies:

•	Open Joint Stock Company COMSTAR – United TeleSystemsComstar

•	Fastweb S.p.A.

•	Iliad S.A.

•	Neuf Cegetel S.A.

•	Tiscali S.p.A.

Credit Suisse reviewed, among other things, enterprise values of the selected companies, calculated as equity value based on closing stock prices on December 18, 2007, plus debt, less cash and other adjustments, as a multiple of calendar years 2008 and 2009 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Credit Suisse then applied a selected range of calendar years 2008 and 2009 estimated EBITDA multiples derived from the selected companies to corresponding data of the Company. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data of the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Offer Price:

Implied Per Share Equity Reference Range for GTI	Offer Price
$86.00 - $107.00	$105.00

Selected Transactions Analysis

Credit Suisse reviewed the transaction values of the following three transactions involving European alternative network companies:

Acquiror	Target
• Altice and Cinven Limited	• Completel Europe NV (55% interest)
• Swisscom AG	• Fastweb S.p.A.
• GTI	• Corbina Telecom Group (51% interest)

Credit Suisse reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies in the selected transactions, plus debt, less cash and other adjustments, as a multiple of one-year forward estimated EBITDA. Credit Suisse then applied a selected range of one-year forward estimated EBITDA multiples derived from the selected transactions to the Company’s calendar year 2008 estimated EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction or, in the case of the GTI/Corbina Telecom Group transaction, information provided by the Company’s management. Estimated financial data of the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Offer Price:

Implied Per Share Equity Reference Range for GTI	Offer Price
$89.00 - $113.00	$105.00

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company could generate during fiscal years 2007 through 2017 based on internal estimates of the Company’s management. Credit Suisse calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.0% to 4.0% to the Company’s calendar year 2017 estimated unlevered, after-tax free cash flows. The present value of the cash flows and terminal values was then calculated using discount rates ranging from 10.5% to 12.5%. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Offer Price:

Implied Per Share Equity Reference Range for GTI	Offer Price
$85.00 - $128.00	$105.00

Miscellaneous

The special committee selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Credit Suisse and its affiliates in the past have provided and/or currently are providing, and in the future may provide, investment banking and other financial services to VimpelCom and certain significant stockholders of the Company, including Altimo, Telenor and certain of their respective affiliates, for which Credit Suisse and its affiliates have received and would expect to receive compensation, including, among other things, having acted in the past two years as (i) financial advisor to an affiliate of Altimo in connection with a merger transaction announced in 2006 and (ii) joint lead manager in connection with a public offering of debt securities by an affiliate of Altimo in 2007. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, VimpelCom and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

For a description of the terms of Credit Suisse’s engagement as the special committee’s financial advisor, see the discussion under Item 5 below.

(e) Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, except as noted below, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all shares held of record or beneficially owned by such person or entity in the Offer. In an amendment to its Schedule 13D filed with the SEC on December 26, 2007, Altimo (and certain of its affiliates) publicly disclosed their then current intention to tender and sell their shares of the Company’s common stock to Merger Sub pursuant to the Offer, subject to consideration of the actual terms of the Offer and the circumstances existing at the time of the expiration of the Offer. Telenor has informed the Company that Telenor has not yet formed an intention as to whether it will tender and sell its shares of the Company’s Common Stock to Merger Sub pursuant to the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. Telenor has informed the Company that, prior to the expiration of the Offer, Telenor will determine whether to tender and sell its shares of the Company’s Common Stock to Merger Sub pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The special committee retained Credit Suisse to provide it with financial advisory services in connection with the Offer and the Merger. The Company has agreed to pay Credit Suisse an aggregate fee for its financial advisory services to the special committee of approximately $14.5 million, a portion of which is payable in connection with the rendering of Credit Suisse’s opinion (regardless of the conclusion reached in such opinion) and approximately $12.5 million of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement and any related transactions.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Common Stock on its behalf concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

Except as described below and in the ordinary course of business in connection with the Company’s employee benefit plans, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

On December 12, 2007, Mr. Michael Wilson, Vice President and Corporate Controller of the Company, exercised 2,500 SARs, Mr. Kevin Cuffe, Vice President of the Company, exercised 12,500 SARs and Mr. Ilya Smirnov, Vice President, General Counsel and Corporate Secretary of the Company, exercised 2,500 SARs, each at an exercise price of $29.556. The maximum amount of cash that these officers could receive upon exercise of a SAR was the difference between $53.80 and the exercise price.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

(a) Section 203 of the Delaware General Corporation Law.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In 2001, an independent committee of the Company Board approved the transaction pursuant to which Alfa Telecom (now Altimo) became a holder of more than 15% of the outstanding Common Stock. In 2003, an independent committee of the Company Board approved the transaction pursuant to which Nye Telenor became a holder of more than 15% of the outstanding Common Stock at which time it also approved the Shareholders Agreement. Upon the recommendation of the special committee, the Company Board approved the formation of Merger Sub by VimpelCom in November 2007. Upon the recommendation of the special committee, the Company Board approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby.

(b) Russian Corporate Approvals of VimpelCom’s Financing.

The Offer and the Merger are expected to be financed by Merger Sub from (i) funds held by Merger Sub at the time of execution of the Merger Agreement (including borrowed funds and $200 million on deposit in an escrow account and security account funded at the time of the execution of the Merger Agreement) and (ii) a loan of up to $4.35 billion to be obtained from VimpelCom prior to the time that any shares are accepted pursuant to the Offer. For purposes of funding the contemplated intra-company loan to Merger Sub, VimpelCom has entered into a commitment letter and a term sheet for financing in the amount of $3.5 billion with a syndicate of international lenders, including ABN Amro Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited.

Under Russian law, if the value of a transaction, including a financing arrangement such as the contemplated definitive loan agreement between VimpelCom and Merger Sub, exceeds fifty percent of the balance sheet value of the assets of a joint stock company, as determined under Russian accounting standards, as of the last accounting date, the transaction must be approved by at least seventy-five percent of such company’s voting shares present at a shareholder meeting. If the value of a transaction is below fifty percent but above twenty-five percent of the balance sheet value of assets of a joint stock company, unanimous board of directors approval is required.

VimpelCom and Merger Sub have not yet entered into a definitive loan agreement. Rather, VimpelCom has provided to Merger Sub a commitment letter pursuant to which VimpelCom commits to lend up to $4.35 billion to Merger Sub, subject to execution of definitive agreements and receipt of necessary corporate approvals.

The necessity for VimpelCom shareholder approval of the acquisition financing will be measured against VimpelCom’s balance sheet as of December 31, 2007, the last accounting date prior to the signing of the definitive loan agreement between VimpelCom and Merger Sub. If the value of the acquisition financing from VimpelCom to Merger Sub exceeds fifty percent of the value of VimpelCom’s balance sheet assets under its Russian statutory accounts as of December 31, 2007, VimpelCom will be required under the terms of the Merger Agreement to convene a shareholders meeting in order to obtain shareholder approval of the acquisition financing. If the value of the acquisition financing is less than fifty percent but more than twenty-five percent of the value of the balance sheet assets under its Russian statutory accounts as of December 31, 2007, unanimous approval of the VimpelCom Board will be required. The value of the acquisition financing from VimpelCom to Merger Sub would have exceeded 50% of the balance sheet value of VimpelCom’s assets under its Russian statutory accounts as of September 30, 2007, the date of the most recent balance sheet available as of the date of the Merger Agreement, had a definitive loan agreement been entered into at that time. The special committee has been advised by VimpelCom that it expects the amount equal to fifty percent of its balance sheet assets under its Russian statutory accounts as of December 31, 2007 to exceed the amount of the acquisition financing to be provided by VimpelCom to Merger Sub pursuant to the definitive loan agreement to be entered into between VimpelCom and Merger Sub. However, VimpelCom is in the process of closing its books for the year ended 2007 and has not yet made a final determination of the amount of its balance sheet assets under its Russian statutory accounts as of December 31, 2007.

(c) Appraisal Rights.

No appraisal rights are available to holders of shares of Common Stock in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock at the effective time of the Merger who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s shares of Common Stock (exclusive of any element of value arising from the expectation or accomplishment of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Delaware court for shares of Common Stock held by such holder. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of such shares. Stockholders should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Common Stock is less than the price paid in the Offer and the Merger. Stockholders also should be aware that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

If any holder of shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the merger consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of appraisal rights under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

(d) Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has agreed to grant to Merger Sub, immediately following the acceptance of shares pursuant to the Offer, an irrevocable option (the “Top-Up Option”), to purchase, at a price per share equal to the Offer Price, a number of newly issued shares of Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share of Common Stock more than 90% of the number of shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) prior to the exercise of the Top-Up Option, Parent and Merger Sub own at least 80% of the total number of shares of Common Stock then outstanding, (ii) no provision of any applicable law and no restraint shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (iii) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s stockholders under the DGCL or any rule or regulation of the Nasdaq Global Select Market and would not obligate the Company to issue or deliver any securities of the Company pursuant to preemptive rights provisions contained in any agreement to which the Company is a party, (iv) upon exercise of the Top-Up Option, the number of shares of common stock owned, directly or indirectly, by Parent or Merger Sub constitutes one share of Common Stock more than 90% of the number of shares of common stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, (v) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of Common Stock not otherwise reserved for issuance for outstanding Company equity awards or other obligations of the Company and (vi) the acceptance of shares shall have occurred.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

(e) Short-form Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option), at least 90% of the outstanding shares of Common Stock, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, a meeting of the Company’s stockholders or action by written consent of the stockholders will be required to adopt the Merger Agreement. As a result, the Company also will be required to comply with the federal securities laws and regulations governing the solicitation of proxies or actions by written consent of stockholders. Among other things, the Company will be required to prepare and distribute a proxy or consent solicitation statement and, as a consequence, a longer period of time will be required to effect the Merger.

(f) Regulatory Approvals.

Foreign Antitrust Approvals. The acquisition of shares of Common Stock pursuant to the Offer and the Merger received the approval of the competition authority of the Russian Federation on January 14, 2008. The acquisition of shares of the Company’s common stock pursuant to the Offer and the Merger may require the approvals of the competition authorities of Ukraine, Kazakhstan and Uzbekistan. The Company, Parent and Merger Sub are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Merger Sub currently expect such approval or other action would be sought or taken.

Russian Federation. The Company and affiliates of the Merger Sub conduct business in the Russian Federation. Russian antimonopoly law requires that the prior approval of the Federal Antimonopoly Service (“FAS”) must be obtained for (i) acquisitions of more than 25.0%, 50.0% and 75.0% of the voting shares in a Russian joint stock company and more than 1/3, 1/2 and 2/3 of the interests in a Russian limited liability company, (ii) acquisitions of the production assets and/or intangible assets of a business entity if such assets represent more than 20.0% of the balance sheet value of the vendor’s production assets and intangible assets, and (iii) acquisitions of control over business entities. Approval by the FAS would be required if, in relation to the acquisition discussed above (i) the combined assets of the target’s and the acquirer’s group of entities and/or individuals exceed Russian Ruble (“RUR”) 3 billion, (ii) the combined revenues of the target’s and the acquirer’s group of entities and/or individuals from the sale of goods for the preceding year exceed RUR 6 billion and the combined value of the assets of the target’s group of entities exceed RUR 150 million, or (iii) the target, the acquirer or a company in the target’s or acquirer’s group of entities and/or individuals is registered as having more than a 35.0% share of a particular commodity market. On January 14, 2008, FAS approved Merger Sub’s proposed indirect acquisitions of certain affiliates of the Company in the Russian Federation.

Ukraine. The Company and affiliates of the Merger Sub conduct business in Ukraine. Ukrainian antimonopoly law requires that acquisitions involving parties with aggregate worldwide and Ukrainian assets or sales that exceed specified thresholds be approved by the Antimonopoly Committee of Ukraine (the “AMC”) before such acquisitions can be consummated. Merger Sub submitted application on the proposed acquisition of and merger with the Company and consequent indirect acquisition of certain affiliates of the Company in Ukraine to the AMC on January 17, 2008. Under Ukrainian law, the AMC has a 15-day period to review whether the notification of the proposed acquisition to the AMC is complete and an additional 30-day period for the substantive assessment of the acquisition. The AMC may take an additional three months to further investigate the merits of the acquisition.

Kazakhstan. The Company and affiliates of the Merger Sub conduct business in Kazakhstan. Kazakh antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value, turnover or market share that exceeds specified thresholds be approved by the Agency for the Protection of Competition of the Republic of Kazakhstan (the “Competition Agency”). Merger Sub intends to submit its applications on the proposed acquisition of and merger with the Company and consequent indirect acquisition of certain affiliates of the Company in Kazakhstan and the subsequent merger with the Company to the Competition Agency as promptly as practicable. Under Kazakh law, the Competition Agency has seven business days to either accept the application or return it for not meeting the Kazakh legal requirements. The Competition Agency has 30 days from the expiration of the seven-day period to make its decision. Under the law, the Competition Agency may extend this term for up to 60 days to carry out an expert evaluation of the information provided. It may also delay its decision by requesting additional information or documents. In practice, the Competition Agency often does not comply with the time periods described above.

Uzbekistan. The Company and affiliates of the Merger Sub conduct business in Uzbekistan. Uzbek antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value or market share that exceeds specified thresholds be approved by the Antimonopoly Committee of Uzbekistan (the “UAMC”). Merger Sub intends to submit its application on the proposed acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Uzbekistan and the subsequent merger with the Company to the UAMC as promptly as practicable. Under Uzbek law, the UAMC has five days to either accept the application or return it for not meeting the requirements under Uzbek law. The UAMC has 10 days from the date of submission of the application to make its decision, although the UAMC can take more time if it requests additional documents or information. Any time required for submission of additional documents and information is not counted towards the 10-day period for decision.

Consummation of the Offer is conditioned upon receipt of all approvals required under the antimonopoly law of each of Russia, Ukraine, Kazakhstan, and Uzbekistan; provided that, if the required approvals have not been obtained under the antimonopoly law of Kazakhstan or Uzbekistan prior to the business day immediately preceding the Outside Date (as defined in the Merger Agreement), then receipt of the required approvals under the antimonopoly law of Kazakhstan or Uzbekistan will no longer be a condition to consummation of the Offer. The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER — 11 Certain Conditions to the Offer” is hereby incorporated by reference.

While the Company, Parent and the Merger Sub believe that the required competition approvals can be obtained in each of the Ukraine, Kazakhstan and Uzbekistan, the Company cannot be certain that such approvals will be granted, and, if such approvals are granted, the Company cannot be certain when they will be granted, or that a governmental authority in one of those countries or otherwise will not challenge the Offer or its consummation.

(g) Section 14(f) Information Statement.

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, the Company expects to file with the SEC and transmit to Company stockholders an information statement in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders, and, upon such filing with the SEC, is incorporated herein by reference.

(h) Certain Projected Financial Information.

The Company does not, as a matter of course, make public forecasts or projections as to future sales, expenses, earnings or other income statement data. However, the Company provided VimpelCom with the Company’s five-year budget prepared by the Company’s management in October 2007. As part of the ordinary course budget process, the five-year budget was revised in early December 2007 with respect to the forecasts for 2008, and the revisions were discussed with VimpelCom. The five-year budget prepared in October 2007 and the revised budget prepared in December 2007 also were provided to the special committee’s financial advisor. The five-year budget prepared in October 2007 and the revised budget prepared in December 2007 included the projected financial information set forth below. The projected financial information has been set forth below for the limited purpose of giving the Company’s stockholders access to the management projections provided to, or discussed with, VimpelCom in connection with the Offer.

The projected financial information set forth below, at the time of its preparation in October 2007 and as revised in December 2007, represented the Company management’s best judgment as to the most likely future financial results of the Company. The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company’s control, and does not take into account any changes in the Company’s operations, strategy, management, business or capital structure which may have occurred after their preparation or which may result from the Offer and the Merger or from VimpelCom’s actions with respect to the Company after the completion of the Offer and the Merger. Except for the revisions to the projected financial information in early December 2007 described below, the projected financial information has not been subsequently updated since it was produced in October 2007. It is not possible to predict whether the assumptions made in preparing the projected financial information will prove to be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company or anyone who received this information considered it to be predictive of actual future events, and this information should not be relied on as such. Neither the Company nor any of its or the special committee’s representatives makes any representations to shareholders regarding the validity, reasonableness, accuracy or completeness of such information.

The projected financial information delivered by the Company to VimpelCom and the special committee’s financial advisor in October 2007 was based on assumptions of the Company’s management, including:

•	Revenue growth of 34.8% in 2008, 20.2% in 2009, 19.5% in 2010, 13.0% in 2011, and 8.5% in 2012 for the Company on a consolidated basis.

•	EBITDA[1] growth of 58.8% in 2008, 22.6% in 2009, 20.8% in 2010, 12.9% in 2011 and 8.4% in 2012.

[1]	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

•	Adjusted EBITDA[2] growth of 55.7% in 2008, 21.4% in 2009, 20.6% in 2010, 12.8% in 2011 and 8.4% in 2012.

•	EBIT[3] growth of 78.9% in 2008, 15.0% in 2009, 24.4% in 2010, 8.9% in 2011 and 7.9% in 2012.

•	Income tax rate of 32.0% in 2008, 31.4% in 2009, 35.2% in 2010, 35.3% in 2011 and 35.3% in 2012.

•	Net income growth of 36.3% in 2008, 17.1% in 2009, 19.7% in 2010, 10.5% in 2011 and 8.8% in 2012.

•	Capital expenditures as a percentage of sales of 20.2% in 2008, 12.8% in 2009, 12.0% in 2010, 10.0% in 2011 and 10.0% in 2012.

Projected Financial Information (October 2007)

(in millions of dollars)

	2008	2009	2010	2011	2012
Total revenues	$1,703	$2,047	$2,447	$2,765	$3,001
EBITDA	520	638	771	870	943
Adjusted EBITDA	527	640	771	870	943
Depreciation and amortization	171	236	271	326	357
EBIT	349	401	500	544	587
Income tax	106	122	174	192	208
Net income	216	253	303	334	364
Capital Expenditures	344	263	294	277	300

The 2008 projected financial information was revised by the Company’s management in December 2007 as part of its ordinary course budget process and was discussed with VimpelCom and provided to the special committee’s financial advisor. This projected financial information was based on assumptions of Company’s management, including:

•	Revenue growth of 36.9% in 2008, 17.3% in 2009, 19.5% in 2010, 13.0% in 2011, and 8.5% in 2012 for the Company on a consolidated basis.

•	EBITDA[4] growth of 69.7% in 2008, 20.4% in 2009, 20.8% in 2010, 12.9% in 2011 and 8.4% in 2012.

•	Adjusted EBITDA[5] growth of 66.1% in 2008, 19.2% in 2009, 20.6% in 2010, 12.8% in 2011 and 8.4% in 2012.

•	EBIT[6] growth of 88.7% in 2008, 28.1% in 2009, 24.4% in 2010, 8.9% in 2011 and 7.9% in 2012.

•	Income tax rate of 33.7% in 2008, 31.4% in 2009, 35.2% in 2010, 35.3% in 2011 and 35.3% in 2012.

•	Net income growth of 30.7% in 2008, 33.2% in 2009, 19.7% in 2010, 10.5% in 2011 and 8.8% in 2012.

•	Capital expenditures as a percentage of sales of 25.6% in 2008, 12.8% in 2009, 12.0% in 2010, 10.0% in 2011 and 10.0% in 2012.

[2]	Adjusted EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, equity option based compensation expense, transaction costs and non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets and loss on refinancing and retirement of debt.
[3]	EBIT is defined as earnings before interest and taxes.
[4]	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
[5]	Adjusted EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, equity option based compensation expense, transaction costs and non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets and loss on refinancing and retirement of debt.
[6]	EBIT is defined as earnings before interest and taxes.

Revised Projected Financial Information (December 2007)

(in millions of dollars)

	2008	2009	2010	2011	2012
Total Revenues	$1,745	$2,047	$2,447	$2,765	$3,001
EBITDA	530	638	771	870	943
Adjusted EBITDA	537	640	771	870	943
Depreciation and Amortization	216	236	271	326	357
EBIT	313	401	499	544	587
Income tax	100	122	174	192	208
Net income	190	253	302	334	364
Capital Expenditures	447	263	294	277	300

The projected financial information was not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Statement only because such information was made available by the Company to, or discussed with, VimpelCom. The Company’s independent registered public accounting firm have not examined, complied with or applied any agreed upon procedures with regard to this information, and, accordingly, assume no responsibility for this information. Except as updated in early December 2007 as noted above, the Company has not updated this information since it was produced in October 2007, and the Company does not intend to provide any updated information with respect to any forward-looking statements.

The projected financial information contains forward-looking statements that involve risks and uncertainties. The foregoing projected financial information was based on assumptions of Company management as of October 2007, as updated in early December 2007, concerning the Company’s products and business prospects in 2008 through 2012. This projected financial information was also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. Such uncertainties and contingencies include, but are not limited to: changes in economic and political conditions in Russia and the other countries in which the Company operates; the effects of competition and pricing pressures; better or worse than expected customer growth resulting in the need to make capital expenditures; and the impact of capital expenditures on the Company’s customer base, as well as the factors described in the cautionary statements concerning forward-looking statements and the other factors discussed herein under “Cautionary Statement Concerning Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains or incorporates by reference forward-looking statements that involve risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on the Company’s results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing the Company’s business plan, the Company’s ability to enter the media market, the potential cost for possible future acquisitions, the potential effect of the regulatory regime on the Company’s operations, the utilization of the Company’s intercity and international licenses including development of the Company’s federal transit network and the cost of such development, the Company’s ability to effectively operate zonal networks or interconnect with zonal operators, the Company’s ability to integrate recently acquired companies into its operations, any adverse court rulings regarding licenses or other matters, the Company’s ability to hire and train additional personnel, the development of the Company’s broadband and related WiFi technology strategies including the development of its FTTB networks, the Company’s ability to roll out its fixed-mobile convergent network in Ukraine, any initiation of statutory liquidation procedures against the Company’s subsidiaries, the Company’s ability to implement new technology, the political, economic and legal environment in the markets in which the Company operates, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that the Company offers.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the United States Securities and Exchange Commission and especially in the Risks Factor Sections therein, including, but not limited to, the Company’s report on Form 10-K, for the year ended December 31, 2006.

In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “estimated,” “intends,” “plans,” “projection” and “outlook”) are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for the Company’s management to predict all of such factors. Further, the Company’s management cannot assess the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Summary advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(D)	Joint press release issued by the Company and VimpelCom, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(E)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008.

(a)(1)(F)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(G)	Guidelines for the Certificate of Tax Identification Number on Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(H)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (attached hereto as Annex I).

(e)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(e)(4)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007.

(e)(5)	Confidentiality Agreement between VimpelCom and the Company, dated October 15, 2007.

(e)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

Exhibit No.	Description

(e)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(g)	None.

*	To be filed by amendment

Annex I	Opinion of Credit Suisse Securities (USA) LLC, dated December 20, 2007

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GOLDEN TELECOM, INC

By:
Name: Ilya Smirnov Title: General Counsel

Dated: January 18, 2008

Annex I

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

December 20, 2007

Special Committee of the Board of Directors

Golden Telecom, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

Members of the Special Committee:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (“Golden Telecom Common Stock”), of Golden Telecom, Inc. (“Golden Telecom”), other than Excluded Holders (as defined below), of the Offer Price (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Agreement”) to be entered into among Golden Telecom, VimpelCom Finance B.V. (“VimpelCom Finance”), a wholly owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), and Lillian Acquisition, Inc., a wholly owned subsidiary of VimpelCom Finance (“Merger Sub”). As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Golden Telecom Common Stock at a purchase price of $105.00 per share in cash (the “Offer Price”), and (ii) subsequent to consummation of such Offer, Merger Sub will be merged with and into Golden Telecom (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of Golden Telecom Common Stock not acquired in the Offer will be converted into the right to receive the Offer Price.

In arriving at our opinion, we have reviewed a draft dated December 20, 2007 of the Agreement as well as certain publicly available business and financial information relating to Golden Telecom. We also have reviewed certain other information relating to Golden Telecom, including financial forecasts, provided to or discussed with us by Golden Telecom, and have met with the management of Golden Telecom to discuss the business and prospects of Golden Telecom. We also have considered certain financial and stock market data of Golden Telecom, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of Golden Telecom, and we have considered, to the extent publicly available or otherwise provided by Golden Telecom, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Golden Telecom that we have used in our analyses, the management of Golden Telecom has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Golden Telecom as to the future financial performance of Golden Telecom. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Golden Telecom or the Transaction and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of Golden Telecom have advised us, and we further have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Golden Telecom, nor have we been furnished with any such evaluations or appraisals.

Annex I-1

Special Committee of the Board of Directors

Golden Telecom, Inc.

December 20, 2007

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of Golden Telecom Common Stock (other than Excluded Holders) of the Offer Price and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Offer Price or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Golden Telecom, nor does it address the underlying business decision of Golden Telecom to proceed with the Transaction. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Golden Telecom.

We have acted as financial advisor to the Special Committee of the Board of Directors of Golden Telecom (the “Special Committee”) in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also will receive a fee in connection with rendering this opinion. In addition, Golden Telecom has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided and/or currently are providing, and in the future may provide, investment banking and other financial services to VimpelCom and certain significant stockholders of Golden Telecom, including Telenor ASA (“Telenor”), Altimo Holdings & Investments Ltd. (“Altimo”) and certain of their respective affiliates, for which we and our affiliates have received and would expect to receive compensation, including, among other things, having acted in the past two years as (i) financial advisor to an affiliate of Altimo in connection with a merger transaction announced in 2006 and (ii) joint lead manager in connection with a public offering of debt securities by an affiliate of Altimo in 2007. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Golden Telecom, VimpelCom and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Special Committee in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to whether such stockholder should tender shares of Golden Telecom Common Stock in the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received in the Transaction by the holders of Golden Telecom Common Stock (other than VimpelCom, VimpelCom Finance, Merger Sub, Altimo, Telenor, and their respective affiliates (collectively, the “Excluded Holders”)) is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex I-2